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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

In the matter of a Notice of Meeting and Management Proxy Circular
Dated: January 6, 2005

CANADIAN IMPERIAL BANK OF COMMERCE

199 Bay Street
44th Floor
Commerce Court West
Toronto, Ontario
Canada
M5L 1A2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

        Dated the 27th day of January, 2005.

CANADIAN IMPERIAL BANK OF COMMERCE
By:	/s/ MICHELLE CATURAY Name: Michelle Caturay Title: Vice President, Corporate Secretary and Associate General Counsel
By:	/s/ VALERIE K. PETTIPAS Name: Valerie K. Pettipas Title: Assistant Corporate Secretary

Table of Contents:

  •
  Notice of Meeting

  •
  Management Proxy Circular

  •
  Proxy Form

  •
  Registered Consent Form

  •
  Beneficial Consent Form

Notice of Annual Meeting of Shareholders

February 24, 2005

and

Management Proxy Circular

For what matters.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Canadian Imperial Bank of Commerce ("CIBC") will be held at the Metro Toronto Convention Centre, North Building, John W.H. Bassett Theatre, 255 Front Street West, Toronto, Ontario, on Thursday, February 24, 2005 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.
to receive the financial statements for the year ended October 31, 2004 and the auditor's report on the statements;

2.
to appoint an auditor;

3.
to elect directors;

4.
to consider certain shareholder proposals attached as Schedule "A" to the accompanying Management Proxy Circular; and

5.
to transact such other business as may properly be brought before the Meeting.

By Order of the Board

Michelle Caturay
Corporate Secretary
January 6, 2005

Please Note:

We request that shareholders who are unable to attend the Meeting in person, complete and return the enclosed proxy form in the envelope provided or mail to CIBC's transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department or send by facsimile to (416) 368-2502 not later than 10:00 a.m. (Eastern Standard Time) on February 23, 2005.

        On January 6, 2005 (the date for determining shareholders entitled to receive notice of the Meeting) the number of outstanding common shares was 346,727,995.

        Shareholders with questions regarding items being voted on at the Meeting may contact CIBC's transfer agent in Toronto at (416) 643-5500 or toll free in North America at 1-800-387-0825.

        Shareholders who are planning to attend the Meeting and who require special arrangements for hearing or access impairment should contact the Corporate Secretary at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 6, 2005

Invitation to Shareholders

We invite you to attend CIBC's Annual Meeting of Shareholders (the "Meeting") which will be held at the Metro Toronto Convention Centre, North Building, John W.H. Bassett Theatre, 255 Front Street West, Toronto, Ontario, on Thursday February 24th, 2005, at 10:00 a.m. (Eastern Standard Time).

        At this Meeting, you will have the opportunity to hear about CIBC's 2004 performance and management's plans going forward. You will also be able to meet and ask questions of the Board of Directors and senior management.

        This Management Proxy Circular (the "Circular") describes the business to be conducted and other important matters to be discussed at the Meeting. It is important that you exercise your vote, either in person at the Meeting or by completing and sending in your proxy form. Further details about voting are on pages 1 and 2 of the Circular.

        We hope you will be able to join us, in person, or through our webcast, which will be available live at www.cibc.com, in the Investor Relations section. The recorded version of the Meeting will be available at www.cibc.com until the next Annual Meeting of Shareholders. For more information, please see CIBC's 2004 Annual Accountability Report, quarterly results, analysts' presentations and other corporate information also available at www.cibc.com.

        Sincerely,

William A. Etherington Chairman of the Board	John S. Hunkin Chief Executive Officer

CIBC Notice of Annual Meeting of Shareholders and Management Proxy Circular February 24, 2005

TABLE OF CONTENTS

Voting Information
1	Voting Matters
1	Who Can Vote
1	Voting Restrictions
1	How to Vote
1	– Registered Shareholders
1	– Non-Registered Shareholders
1	Voting by Proxy
2	– Appointing a Proxyholder
2	– Voting Discretion of Proxyholder
2	– Revoking Your Proxy
2	Solicitation of Proxies
2	Confidentiality
Business of the Meeting
2	Financial Statements
2	Appointment of Auditor
2	– Fees for Services Provided by External Auditors
3	– Fee Policy
3	– Audit Committee Report
4	Election of Directors
4	– Corporate Governance Committee Role
4	– Nomination Process
4	– Nominees
5	– Director Independence
5	– Corporate Bankruptcies
15	– Summary of Board and Committee Meetings held in Fiscal 2004
15	– Director Attendance at the Annual Meeting of Shareholders
15	– Attendance Record for Directors not Standing for Re-Election
15	Shareholder Proposals
Executive and Director Compensation
16	Compensation of Directors
16	– Remuneration
16	– Director Share Ownership Guideline
16	– Director Equity Compensation Plans
17	– Individual Director Compensation Paid in Fiscal 2004
18	Report on Executive Compensation
18	– Components of Total Compensation
18	– Base Salary
18	– Benefits
18	– Cash Incentives
19	– Equity Incentives
20	– Benchmarking Practices
20	– Executive Share Ownership Guidelines
21	– Review of Performance
22	– Chief Executive Officer's Compensation
23	– Summary
23	Performance Graph
24	Summary Compensation Table
25	Employee Stock Option Plan
25	Option/Stock Appreciation Rights
26	Securities Authorized for Issuance Under Equity Compensation Plans
27	Retirement Special Incentive Program Deferred Share Units
27	Pension Arrangements
28	Supplemental Disclosure on Pension Arrangements
28	Employment Contracts
29	Total Compensation
Other Information
34	Indebtedness of Directors and Executive Officers
35	Statement of Corporate Governance Practices
35	– Governance Framework
35	– Governance Benchmarking
35	Directors and Officers Liability Insurance
35	Normal Course Issuer Bid
36	Availability of Information
36	Communicating with the Board
36	Directors' Approval
Schedules
37	Schedule "A"– Shareholder Proposals
42	Schedule "B"– Statement of Corporate Governance Practices: CIBC Governance Framework

All information is as of December 31, 2004, and all dollar figures are in Canadian dollars, unless otherwise stated.

VOTING INFORMATION

VOTING MATTERS

At this year's Annual Meeting of Shareholders (the "Meeting"), shareholders are voting on the appointment of an auditor, election of directors, and shareholder proposals.

WHO CAN VOTE

Except for voting restrictions described below under Voting Restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 6, 2005. If you acquired your shares after January 6, 2005 and wish to vote, you should take the following steps by 5:00 p.m. Eastern Standard Time on February 14, 2005:

  (1)
  Request that the Bank's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon" or the "Transfer Agent"), add your name to the voters' list; and

  (2)
  Produce properly endorsed share certificates or provide sufficient information to establish that you own the shares.

        As of January 6, 2005 there were 346,727,995 common shares of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") outstanding. Subject to certain Bank Act restrictions, these shares are eligible to vote at the Meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

VOTING RESTRICTIONS

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or of a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

HOW TO VOTE

Registered Shareholders

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder, as described below under Voting By Proxy and Appointing a Proxyholder.

Non-Registered Shareholders

A non-registered shareholder is a shareholder who beneficially owns shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. You may vote your shares through your nominee or in person at the Meeting. To vote your shares through your nominee you should follow the instructions on the request for instructions or proxy form provided by your nominee.

        To vote your shares in person at the Meeting you should take the following steps:

  (1)
  Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions or proxy form; and

  (2)
  Return the request for voting instructions or proxy form to the nominee in the envelope provided.

Do not complete the voting section of the proxy form as your vote will be taken at the Meeting.

        If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

        If you are a participant in the CIBC Shareholder Investment Plan (the "Plan"), CIBC Mellon, the agent for the Plan, will vote your shares in the Plan according to your instructions on the proxy form. The voting instructions may be withdrawn only by revoking the proxy as set out under Revoking Your Proxy.

VOTING BY PROXY

If you will not be at the Meeting, you may still vote by using the proxy form. Please vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at (416) 368-2502, so that it arrives no later than 10:00 a.m. (Eastern Standard Time) on February 23, 2005.

        Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder.  Simply insert the person's name in the blank space provided on the proxy form. You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, William A. Etherington and John S. Hunkin, both of whom are directors of CIBC, are appointed to act as your proxyholder.

        Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

  (1)
  FOR the appointment of Ernst & Young LLP as auditor;

  (2)
  FOR the election as directors of all nominees listed in the Circular;

  (3)
  AGAINST Shareholder Proposal Numbers 1 through 7.

        Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Circular, management of CIBC does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, Canada, M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on February 23, 2005 or by depositing it with the Chairman on the day of the Meeting, February 24, 2005.

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by management of CIBC of proxies to be used at the Meeting where the matters set out in the accompanying Notice of Meeting will be considered. The solicitation of proxies will be made primarily by mail and may also be done by CIBC employees in person, in writing or by telephone. The cost of solicitation will be paid by CIBC.

CONFIDENTIALITY

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. Management of CIBC is not made aware of how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by applicable law.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of CIBC for the year ended October 31, 2004 are included in the 2004 Annual Accountability Report mailed to shareholders with this Circular.

APPOINTMENT OF AUDITOR

The Audit Committee recommends that shareholders appoint Ernst & Young LLP as auditor of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the reappointment of Ernst & Young LLP as auditor of CIBC until the next meeting of shareholders where an auditor is appointed.

        Ernst & Young LLP has served as the auditor of CIBC since being appointed in December 2002. During the five financial years ended October 31, 2004 the Bank's auditors were: PricewaterhouseCoopers LLP – 1998 to December 2002; Arthur Andersen LLP – 1998 to June 2002; Deloitte & Touche LLP – 2002, for the unexpired term of Arthur Andersen LLP; and Ernst & Young LLP – December 2002 to present.

Fees for Services Provided by External Auditors

The aggregate fees billed for professional services rendered by Ernst & Young LLP ("E&Y"), CIBC's principal auditor for the years ended October 31, 2004 and October 31, 2003, are as set out below. Fees for the year ended October 31, 2002 but billed and paid in 2003 from

PricewaterhouseCoopers LLP ("PWC") and Deloitte & Touche LLP ("D&T"), principal auditors for CIBC in 2002, are also listed.

	Fiscal 2004 fees billed by E&Y	Fiscal 2003 fees billed by E&Y	Fiscal 2002 fees billed by PWC and D&T in 2003

Audit Fees(1)	$15,667,000	$7,331,700	$684,000

Audit Related Fees(2)	$1,575,000	$2,273,000	$235,000

Tax Fees(3)	$175,000	$115,000	$0

All Other Fees(4)	$3,821,000	$0	$0

Notes:

(1)
For the audit of CIBC's annual financial statements and services normally provided by the principal auditor in connection with CIBC's statutory and regulatory filings. Audit fees in 2004 include the audit of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

(2)
For assurance and related services that are reasonably related to the performance of the audit or review of CIBC's financial statements and are not reported in (1), including accounting consultations, various agreed upon procedures and translation of financial reports.

(3)
For tax compliance services.

(4)
For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors reporting project.

Fee Policy

CIBC has in place a "Policy on the Scope of Services of the Shareholders' Auditor" which is available at www.cibc.com. Under this policy and pursuant to Canadian and U.S. laws and regulations, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC's auditor before these services are provided to the Bank or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

Audit Committee Report

Given the importance of the Audit Committee's role in overseeing and monitoring CIBC management's and the independent auditor's participation in the financial reporting process, the Audit Committee has decided to enhance disclosure relating to its activities and duties by providing this Audit Committee Report. CIBC believes these disclosures about the Audit Committee and its interaction with CIBC's auditor and management promote the integrity of CIBC's financial reporting process.

The Audit Committee is composed of non-management directors and operates under a written mandate, which sets forth the Committee's purposes and responsibilities. The Mandate of the Audit Committee is available at www.cibc.com. The Committee members are Gary F. Colter, Chair, Douglas G. Bassett, Pat M. Delbridge, William L. Duke and Ivan E.H. Duvar.

        Each member is independent, as independence for audit committee members is defined by the New York Stock Exchange ("NYSE") rules applicable to listed companies and the rules of the Canadian Securities Administrators ("CSA"). The Board of Directors (the "Board") has determined, in its business judgment, that each member of the Committee is financially literate as required by NYSE and CSA rules, and that Mr. Colter, Chair, qualifies as an "audit committee financial expert" as defined by U.S. Securities and Exchange Commission ("SEC") regulations.

        CIBC management has primary responsibility for CIBC's financial statements and the overall reporting process, including CIBC's system of internal controls. The shareholders' auditor, E&Y, is responsible for performing an independent audit of CIBC's consolidated financial statements in accordance with generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditor's opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC's financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Committee's responsibility is to monitor and oversee these processes.

        The Committee has discussed with E&Y the matters required to be discussed by AICPA Statement on Auditing Standards No. 61 (Communication With Audit Committees) and CICA Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC's financial statements and the assessment of the effectiveness of CIBC's internal control over financial reporting under section 404 of the U.S. Sarbanes-Oxley Act of 2002. After completing its review and discussion of CIBC's 2004 audited financial statements with management and E&Y, the Audit Committee approved and recommended the audited annual financial statements and the related management's discussion and analysis for Board approval.

        E&Y has provided to the Committee the written disclosures and the letter required by Independence Standards Boards Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with E&Y that firm's independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y are independent within the meaning of the

Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of the Securities Acts administered by the SEC and the requirements of the Independence Standards Board.

        Based on this review and these discussions, the Committee recommended to the Board that the audited financial statements be filed with regulators on SEDAR and included in CIBC's Annual Accountability Report on Form 40-F for the year ended October 31, 2004 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC's shareholders' auditor.

ELECTION OF DIRECTORS

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Corporate Governance Committee Role

The Corporate Governance Committee, acting under its mandate as the nominating committee, is responsible for identifying and recommending candidates to the Board for election and re-election by the shareholders.

        The Committee members are Jalynn H. Bennett, Chair, Gary F. Colter, Charles Sirois and Stephen G. Snyder.

        The Board has adopted independence standards that derive from the Toronto Stock Exchange ("TSX") corporate governance guidelines, the New York Stock Exchange ("NYSE") corporate governance rules and the Bank Act regulations on "affiliated persons". These independence standards are available at www.cibc.com. Each member of the Corporate Governance Committee is independent based on these standards. The Corporate Governance Committee has a written mandate, which is also available at www.cibc.com.

Nomination Process

Under CIBC's By-laws, the term of a director expires not later than the close of the next annual meeting of shareholders after the election or appointment of that director. In accordance with its mandate, the Corporate Governance Committee establishes criteria for the election and re-election of directors. In this regard, the Committee has developed a competency matrix to facilitate its review of the qualifications of existing directors and director candidates. The matrix outlines the desired complement of directors' skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. This matrix is reviewed and updated annually to reflect the Committee's assessment of the current needs of the Board and the strategic priorities of CIBC. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. The Committee then identifies any gaps, which assist the Committee in its search for new candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to assist it in identifying qualified candidates. Before recommending a candidate to the Board as a nominee, the Committee reviews the consultant's recommendations, meets with prospective candidates and assesses the results of internal and external due diligence reviews on candidates. During 2004, the Corporate Governance Committee paid an external consultant to assist in identifying and evaluating director candidates. The Corporate Governance Committee considers additional factors when identifying directors for re-election, including but not limited to qualifications under applicable law, material change in employment and meeting attendance record.

Nominees

The number of directors to be elected is 18. The proposed nominees for election as directors are listed below on pages 6 to 14. All nominees are presently directors of CIBC except Cynthia M. Trudell and the Honourable John Manley.

        Ms. Trudell is Vice President of Brunswick Corporation and has served as President of the Sea Ray Group since 2001. Prior to joining the Sea Ray Group, Ms. Trudell held a number of progressively senior positions with General Motors, since joining that firm in 1981. In 1995 Ms. Trudell was plant manager at General Motor's Wilmington Assembly Center in Delaware and from 1996, President of IBC Vehicles in Luton, England. From 1999 until 2001, she served as General Motors' Vice President, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors.

        Mr. Manley is senior counsel, McCarthy Tétrault LLP and has been with the firm since May 2004. He was in public service from his election to Parliament in November 1988 until June 2004. He was appointed to Cabinet in November 1993, appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. After leaving the federal Cabinet, Mr. Manley chaired a Review Committee reporting to the Ontario Minister of Energy on the role of Ontario Power Generation, which delivered its report in March 2004.

        With the exception of John S. Lacey and Linda S. Hasenfratz, all of the proposed nominees, who are currently directors, were duly elected as directors at the Annual Meeting of Shareholders held on February 26, 2004. The Board appointed Mr. Lacey as a director on May 6, 2004 and Ms. Hasenfratz effective May 26, 2004.

        Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated,

whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

        Three directors, Douglas G. Bassett, Albert E.P. Hickman and W. Galen Weston, are not standing for re-election.

Director Independence

The Board approved independence standards, which require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC. A "material relationship" is a relationship, which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement and includes an indirect material relationship. In determining whether a director is independent, the Board applies specific standards derived from the Affiliated Persons Regulations under the Bank Act (Canada), the NYSE corporate governance rules and the TSX corporate governance guidelines. The Board of Directors' Independence Standards are available at www.cibc.com.

        The Board makes a determination on the independence of a director when the Board approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board affirmatively determined that 16 of the 18 nominees proposed for election as directors at the Meeting have no material relationship with CIBC and are therefore independent. The Board determined that each of the following are independent: Jalynn H. Bennett, Gary F. Colter, Pat M. Delbridge, William L. Duke, Ivan E.H. Duvar, William A. Etherington, A.L. Flood, Margot A. Franssen, the Honourable Gordon D. Giffin, Linda S. Hasenfratz, John S. Lacey, the Honourable John Manley, Charles Sirois, Stephen G. Snyder, Cynthia M. Trudell and Ronald W. Tysoe. The Board determined that John S. Hunkin is not independent because he is the Chief Executive Officer of CIBC and the Honourable James A. Grant is not independent because of payments for legal services billed to CIBC by the law firm of which he is a partner.

Corporate Bankruptcies

To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, in the last 10 years, been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors:

(i)
Mr. Sirois who was acting as chairman of the board of directors of Microcell Telecommunications Inc. when it elected, and was granted protection, to restructure its capital under the Companies' Creditors Arrangement Act (the "CCAA") in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004; and

(ii)
Mr. Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. ("Loewen") and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the Board.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

JALYNN H. BENNETT, C.M. Toronto, Ontario Director Since: 1994 Age: 61	12,675	12,290	Nil	Nil	6,000	Bombardier Inc. Canwest Global Communications Corp. Sears Canada Inc. Westburne Inc.	2002–2004 1998–present 1993–present 1995–2000
Attendance:	Board	24/24
	Corporate Governance Committee, Chair (became chair Dec. 5/03)	10/11
	Management Resources and Compensation Committee	8/8

Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the board memberships set out above, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Mrs. Bennett was appointed a Member of the Order of Canada in 2000.

GARY F. COLTER, F.C.A. Mississauga, Ontario Director Since: 2003 Age: 58	7,245	6,851	Nil	Nil	Nil	Core-Mark Holding Company Inc. Owens-Illinois Inc. Saskatchewan Wheat Pool	2004–present 2002–present 2003–present
Attendance:	Board	24/24
	Corporate Governance Committee (joined committee Dec. 5/03)	8/8
	Audit Committee, Chair (became Chair Dec. 5/03)	12/12

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Prior to establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

PAT M. DELBRIDGE Toronto, Ontario Director Since: 1993 Age: 62	3,370	3,266	8,978	7,527	6,000	None other than CIBC
Attendance:	Board	24/24
	Audit Committee	12/12

Ms. Delbridge is President of PDA Inc., an issues management and environmental strategic planning company working with Fortune 500 companies in North America, Europe and Asia. Ms. Delbridge is a faculty member of the Cambridge University Program for Industry, teaching Sustainable Development to corporations in Europe and North America. She was a founding member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program. Ms. Delbridge has worked for many years with a number of voluntary organizations including The Consumers Association of Canada.

WILLIAM L. DUKE Redvers, Saskatchewan Director Since: 1991 Age: 58	11,157	9,569	Nil	Nil	6,000	None other than CIBC
Attendance:	Board	24/24
	Audit Committee	12/12

Mr. Duke is a farmer who operates a 3,500 acre mixed grain farm in southeast Saskatchewan. In 1996, he was appointed by the federal Minister of Agriculture to a task force on the marketing of Canadian grain and is a former member of the 1990 Canadian Wheat Board Review Panel, of the Sectoral Advisory Group, International Trade (SAGIT), Agriculture, Food and Beverages and of the Western Grain Stabilization Advisory Committee. Mr. Duke is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada's Special Advisory Committee. He operated a farm management and tax consulting business from 1975 to 1985.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

IVAN E.H. DUVAR, B.E., P. Eng., LL.D. (Hon.) Amherst, Nova Scotia Director Since: 1989 Age: 65	7,856	7,608	2,886	2,065	6,000	Aliant Inc. Maritime Telegraph and Telephone Company, Limited Wajax Limited	2000–2002 1985–2000 2001–present
Attendance:	Board	21/24
	Audit Committee (ceased as Chair Dec. 5/03)	12/12
	Corporate Governance Committee (left committee Dec. 5/03)	3/3

Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations in addition to those set out above, including ING Insurance Company of Canada, Corpratel Inc. and FS Industries. He is a member of the Advisory Board of Oxford Frozen Foods Limited, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering.

WILLIAM A. ETHERINGTON Toronto, Ontario Director Since: 1994 Age: 63	48,372	34,032	Nil	Nil	Nil	Allstream Inc. (formerly AT&T Canada) Celestica Inc. Dofasco Inc. MDS Inc.	2003–2004 2001–present 2002–present 2001–present
Attendance:	Board(5)	24/24

Mr. Etherington was appointed Chairman of the Board of CIBC in 2003. From 2000 until his appointment as Chairman in 2003, Mr. Etherington was Lead Director of CIBC. He retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. In addition to the board memberships set out above, he is a director of The Relizon Company (a private equities firm) as well as a member, President's Council, The University of Western Ontario.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

A.L. FLOOD, C.M. Thornhill, Ontario Director Since: 1989 Age: 69	114,284	110,681	11,973	9,273	6,000	Noranda Inc. Talisman Energy Inc.	2000–present 2000–present
Attendance:	Board	24/24
	Risk Management Committee	11/11

Mr. Flood joined CIBC in 1951 and was Chairman and Chief Executive Officer from 1992 to 1999. He was Chairman of the Executive Committee of CIBC from 1999 to 2000. Mr. Flood is a graduate of the program for management development, Graduate School of Business, Harvard University and a Fellow of Ryerson Polytechnical University. He was appointed a Member of the Order of Canada in 1999.

MARGOT A. FRANSSEN, O.C. Toronto, Ontario Director Since: 1992 Age: 52	13,439	10,456	1,205	437	2,000	None other than CIBC
Attendance:	Board	21/24
	Management Resources and Compensation Committee	8/8

Ms. Franssen is President and Chief Executive Officer of Bibelot Inc., Co-President of The Canadian Women's Foundation and is on the Board of Governors of York University Foundation. Ms. Franssen served as a director of the United Nations Development Fund for Women (UNIFEM); she was a member of The Salvation Army Toronto Advisory Board, the Imagine Program of the Canadian Centre for Philanthropy, the Ontario Round Table on Environment And Economy; and a director of the World Wildlife Fund Canada and Family Services Association of Metropolitan Toronto. Ms. Franssen is a much sought after keynote speaker on the elimination of violence against women and is the recipient of many awards in recognition of her work in this area. Ms. Franssen has also been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honorary doctorates from Mount Saint Vincent University and the University of Windsor. Ms. Franssen was appointed an Officer of the Order of Canada in 2002 and received the commemorative medal for the Queen's Jubilee in the same year.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia, U.S.A. Director Since: 2001 Age: 55	2,000	2,000	4,886	4,002	4,000	Bowater Incorporated Canadian National Railway Company Canadian Natural Resources, Ltd. TransAlta Corporation	2003–present 2001–present 2002–present 2002–present
Attendance:	Board	24/24
	Risk Management Committee	11/11

Mr. Giffin is Senior Partner of the Washington office of the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for the Carter Center, Board of Counselors of Kissinger-McLarty Associates and Vice-Chair of International Affairs for the Metro Atlanta Chamber of Commerce. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

THE HONOURABLE JAMES A. GRANT, Q.C., C.M., P.C. Montréal, Québec Director Since: 1991 Age: 67	5,000	5,000	6,196	4,832	6,000	CAE Inc. Shire Pharmaceuticals Group plc United Dominion Industries Limited	1991–present 2001–present 1989–2001
Attendance:	Board	21/24
	Corporate Governance Committee	11/11
	Management Resources and Compensation Committee	8/8

Mr. Grant is Chair Emeritus of Stikeman Elliott LLP, barristers and solicitors. Mr. Grant serves on several non-profit boards, foundations and councils, including Montreal General Hospital, McGill University, the Montreal Symphony Orchestra, Batshaw Family Centres and The Heward Stikeman Fiscal Institute.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

LINDA S. HASENFRATZ Guelph, Ontario Director Since: 2004 Age: 38	4,195	n/a	Nil	n/a	n/a	Linamar Corporation	1998–present
Attendance:	Board (joined Board effective May 26/04)	8/10
	Management Resources and Compensation Committee (joined committee Aug. 5/04)	3/3

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. She is Vice Chairman of the Royal Ontario Museum Foundation and is a member of the Canadian Board of Advisors of Catalyst. Ms. Hasenfratz was named one of Canada's Top 40 under 40 by Report on Business Magazine in 2003.

JOHN S. HUNKIN Toronto, Ontario Director Since: 1993 Age: 59	227,482	210,837	n/a(6)	n/a	n/a(6)	None other than CIBC
Attendance:	Board(5)	24/24

Mr. Hunkin is Chief Executive Officer of CIBC. He was President and Chief Executive Officer of CIBC from August 2003 to December 2004. From 1999 until his appointment as President in 2003, Mr. Hunkin was Chairman and Chief Executive Officer of CIBC. He joined CIBC in 1969 and held various positions in the Bank's domestic and international operations before being appointed President of CIBC's investment and corporate banking operations, which were renamed CIBC World Markets in 1997. Mr. Hunkin is the Chair of the Dean's Advisory Committee at the Schulich School of Business. He is on the Board of Trustees of the Montreal Museum of Fine Arts Foundation, is a member of the Board of Directors, St. Michael's Hospital Foundation, a member of the Board of Trustees of The Conference Board Inc., U.S.A. and is a member of the Board of Directors, The Conference Board of Canada.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

JOHN S. LACEY Toronto, Ontario Director Since: 2004 Age: 61	558	n/a	366	n/a	n/a	Alderwoods Group Inc. Canadian Tire Corporation, Limited TELUS Corporation The Loewen Group Inc. Western Forest Products Inc.	2002–present 2003–present 2000–present 1998–2002 2004–present
Attendance:	Board (joined Board May 6/04)	7/11
	Risk Management Committee (joined committee May 6/04)	3/3

Mr. Lacey is Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America. He was Chairman of the Board of Directors of Loewen Group and President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. Mr. Lacey was President and Chief Executive Officer of WIC Western International Communications and served as President and Chief Executive Officer of Scott's Hospitality Inc. He is an advisory Board member of Tricap, a director of Cancer Care Ontario and is currently the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd.

THE HONOURABLE JOHN MANLEY Ottawa, Ontario Director Since: not currently a director Age: 54	Nil	n/a	n/a	n/a	n/a	Nortel Networks Corporation Nortel Networks Limited	2004–present 2004–present
Attendance:	n/a	n/a

Mr. Manley is senior counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley has held several senior portfolios in the Canadian federal government. He was in public service from his election to Parliament in November 1988 until June 2004. He was appointed to Cabinet in November 1993, appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. Following the terrorist attacks of September 11, 2001, he was named Chairman of a new Cabinet Committee on Public Security and Anti-terrorism. For the role he played following 9/11, he was named TIME Canada Magazine's "Newsmaker of the Year" in December 2001. In January 2002 Mr. Manley was appointed Deputy Prime Minister of Canada and he became Finance Minister in June 2002.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

CHARLES SIROIS, C.M., B.Fin., M.Fin. Montréal, Québec Director Since: 1997 Age: 50	7,919	6,828	2,886	2,065	6,000	Coscient Group Groupe CGI Inc. Microcell Telecommunications Inc. Teleglobe Inc. Telesystem International Wireless Inc.	1999–2000 2000–2002 1997–2004 1999–2000 1997–2004
Attendance:	Board	21/24
	Corporate Governance Committee (joined committee Dec. 5/03)	8/8
	Management Resources and Compensation Committee, Chair (became Chair, Dec. 5/03)	8/8

Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in 1998.

STEPHEN G. SNYDER, B.Sc., M.B.A. Calgary, Alberta Director Since: 2000 Age: 55	12,695	9,767	Nil	Nil	Nil	Canadian Hunter Exploration TransAlta Corporation	1998–2001 1996–present
Attendance:	Board	20/24
	Corporate Governance Committee (joined committee Feb. 26/04)	5/5
	Risk Management Committee, Chair (joined committee and became Chair Feb. 26/04)	7/7
	Management Resources and Compensation Committee (left committee Feb. 26/04)	4/5

Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is chair, Calgary Zoological Society, chair, The Conference Board of Canada and a member of the Board of Trustees of the Conference Board Inc., U.S. Mr. Snyder is past-chair, Canadian Electrical Association, past-chair, Calgary Zoological Society's "Destination Africa" capital campaign, past-chair, Calgary United Way Campaign and is a member of the World President's Organization.

	Common Shares Owned, Controlled or Directed(1)		Deferred Share Units(2)
Nominee for Election as Director					Outstanding Options(3)	Public Board Memberships During Last Five Years(4)
	2004	2003	2004	2003

CYNTHIA M. TRUDELL Knoxville, Tennessee, U.S.A. Director Since: not currently a director Age: 51	Nil	n/a	Nil	n/a	n/a	PepsiCo, Inc.	2000–present
Attendance:	n/a	n/a

Ms. Trudell is Vice President of Brunswick Corporation and serves as President of the Sea Ray Group. Before joining the Sea Ray Group, she served as Vice President of General Motors, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors, from 1999 until 2001. Ms. Trudell held a number of progressively senior positions with General Motors from 1981 until 1996, when she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. In addition to the board membership noted above, Ms. Trudell is a member of the Audit Committee of PepsiCo. Inc. and serves on the Advisory Board of the University of Tennessee School of Business Administration.

RONALD W. TYSOE Cincinnati, Ohio, U.S.A. Director Since: 2004 Age: 51	10,000	n/a	1,580	n/a	n/a	E.W. Scripps Company Federated Department Stores, Inc. Great American Financial Resources, Inc.	1996–present 1988–present 1999–2004
Attendance:	Board (joined Board Mar. 1/04)	13/13
	Risk Management Committee (joined committee Mar. 1/04)	6/7

Mr. Tysoe is Vice-Chair of Federated Department Stores, Inc., the largest department store company in the United States. Mr. Tysoe serves on several non-profit boards including the Cincinnati Country Day School, the Cincinnati Museum Center and the Cincinnati Zoo.

Notes:

(1)
Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each nominee.

(2)
The value of a deferred share unit is tied to the value of CIBC's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a CIBC common share and does not entitle the holder to voting or other shareholder rights.

(3)
Common share option grants were made to directors as part of their remuneration in 2000, 2001 and 2002 under a plan established by the Board in June 2000 and approved by the shareholders in March 2001. In January 2003, the Board amended the plan and determined that effective immediately no further options would be granted under the plan.

(4)
Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(5)
Mr. Etherington and Mr. Hunkin are not members of Board Committees but are invited to attend at the pleasure of the Committee Chair.

(6)
Mr. Hunkin does not receive compensation for his services as a director and is therefore not eligible to receive deferred share units or stock options under director compensation plans.

Summary of Board and Committee Meetings held in Fiscal 2004:

Board – 24

Audit Committee – 12

Corporate Governance Committee – 11

Management Resources and Compensation Committee – 8

Risk Management Committee – 11

Director Attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend each annual meeting of shareholders. At the last annual meeting of shareholders held on February 26, 2004, 16 of the 17 nominees for election as directors attended.

Attendance Record for Directors not Standing for Re-Election:

Douglas G. Bassett: Board – 23/24; Audit Committee – 12/12

Albert E.P. Hickman: Board – 24/24; Risk Management Committee – 11/11

W. Galen Weston: Board – 16/24

SHAREHOLDER PROPOSALS

Attached to this Circular as Schedule "A" on page 37 are shareholder proposals which have been submitted for consideration at the Meeting and the response of management and the Board to each of the proposals. Shareholder proposals intended for inclusion in the Bank's fiscal 2005 Management Proxy Circular must be submitted by November 26, 2005.

EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS

Directors who are not officers of CIBC or any of its subsidiaries are compensated for their services as directors through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units ("DSUs"). A DSU is a bookkeeping entry, equivalent to the value of a CIBC common share, credited to an account to be maintained for the individual director until retirement from the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of CIBC.

Remuneration

Chairman of the Board Retainer(1)	$300,000	per year
Director Retainer:
– Cash	$30,000	per year
– Deferred Share Units/Common Shares	$50,000	per year
Committee Chair Retainer	$15,000	per year
Committee Member Retainer	$5,000	per year
Board Meeting Attendance Fee	$2,000	per meeting
Committee and Regional Meeting Attendance Fee	$2,000	per meeting
Non-Resident Attendance Fee(2)	$2,000	per trip

Notes:

(1)
The Chairman of the Board receives no additional fees in his capacity as a director.

(2)
Non-resident attendance fees are paid to a director attending Board or committee meetings held outside of the director's province/state of residence.

Director Share Ownership Guideline

CIBC encourages its directors to own CIBC shares. Under the Board's director share ownership guideline, a director is expected to invest at least half of the cash component of the director retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value of at least $300,000. A director is expected to reach this level of share ownership within five years after appointment to the Board. Directors are encouraged to go beyond this minimum guideline by investing all or a major portion of their cash remuneration in the purchase of CIBC shares and/or DSUs. As of December 31, 2004, all nominees for election as directors were at or above the $300,000 guideline minimum, with the exception of Mr. Lacey, Mr. Manley and Ms. Trudell. Mr. Lacey joined the Board in 2004 and Mr. Manley and Ms. Trudell are the only nominees who are not currently directors of CIBC.

Director Equity Compensation Plans

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

  (a)
  Non-Officer Director Share Plan

    This plan provides that non-officer directors may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and the Chairman of the Board's retainer.

  (b)
  Director Deferred Share Unit/Common Share Election Plan

    This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

        DSUs allocated under the plans described in (a) and (b) above attract dividends in the form of additional DSUs at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as "related" and "affiliated" are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the TSX on a date related to the date the DSU is payable. The accrual for DSUs allocated to directors under the above plans during fiscal 2004 was $846,076.

        Common share option grants were made to directors as part of their remuneration in 2000, 2001 and 2002 under a plan established by the Board on June 1, 2000 and approved by the shareholders at the March 1, 2001 annual meeting. In January 2003, the Board amended the plan and determined that effective immediately no further options would be granted to directors under the plan.

Individual Director Compensation Paid in Fiscal 2004

The following table sets out the compensation paid during the year ended October 31, 2004, to each individual who is currently a director.

Fees Paid to Current Directors during the period November 1, 2003 to October 31, 2004

	Board Retainer Fees(1)	Committee Member Retainer Fees	Committee Chair Retainer Fees	Board Attendance Fees	Committee Attendance Fees	Non Resident Attendance Fees	Total Fees Paid	Percentage of Total Fees allocated to Shares/DSUs

D.G. Bassett(2)	80,000	5,000	Nil	46,000	24,000	4,000	159,000	31%
J.H. Bennett	80,000	5,000	15,000	48,000	36,000	4,000	188,000	26%
G.F. Colter	80,000	5,000	13,750	48,000	40,000	4,000	190,750	26%
P.M. Delbridge	80,000	5,000	Nil	48,000	24,000	4,000	161,000	50%
W.L. Duke	80,000	5,000	Nil	48,000	24,000	18,000	175,000	100%
I.E.H. Duvar	80,000	5,000	1,250	42,000	30,000	20,000	(3)184,250	27%
W.A. Etherington(4)	300,000	Nil	Nil	Nil	Nil	Nil	300,000	100%
A.L. Flood	80,000	5,000	Nil	48,000	22,000	4,000	159,000	100%
M.A. Franssen	80,000	5,000	Nil	42,000	16,000	4,000	147,000	100%
G.D. Giffin	80,000	5,000	Nil	48,000	22,000	18,000	173,000	29%
J.A. Grant	80,000	10,000	Nil	42,000	38,000	20,000	(3)198,000	40%
L.S. Hasenfratz	40,000	1,250	Nil	16,000	6,000	2,000	65,250	38%
A.E.P. Hickman(2)	80,000	5,000	Nil	48,000	22,000	20,000	(3)181,000	36%
J.S. Hunkin(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	n/a
J.S. Lacey	40,000	2,500	Nil	14,000	6,000	2,000	64,500	50%
C. Sirois	80,000	5,000	13,750	42,000	32,000	18,000	(3)192,750	100%
S.G. Snyder	80,000	5,000	10,000	40,000	32,000	18,000	(3)187,000	100%
R.W. Tysoe	53,333	3,333	Nil	26,000	12,000	12,000	106,666	100%
W.G. Weston(2)	80,000	Nil	Nil	32,000	Nil	4,000	116,000	100%

TOTAL	1,553,333	77,083	53,750	678,000	386,000	176,000	2,948,166

Notes:

(1)
$50,000 of this retainer fee must be paid in CIBC deferred share units or common shares.

(2)
Messrs. Bassett, Hickman and Weston are retiring from the Board on February 24, 2005.

(3)
Directors are paid $2,000 for attending Regional Meetings. Messrs. Duvar, Grant, Hickman, Sirois and Snyder attended 3, 4, 3, 1 and 1 Regional Meetings respectively during fiscal 2004.

(4)
As Chairman of the Board, Mr. Etherington receives an annual retainer of $300,000. He does not receive any other compensation for his services as a director.

(5)
Mr. Hunkin receives no compensation in his capacity as a director.

REPORT ON EXECUTIVE COMPENSATION

The Board has delegated to the Management Resources and Compensation Committee (the "Committee") responsibility for the oversight, review, and approval of management's policies and practices relating to CIBC's human resources. As part of this mandate, the Committee reviews all CIBC compensation policies to ensure that they are aligned with CIBC's strategic goals and business strategies, and that they serve to attract, retain and develop the very best available people in support of maximizing shareholder value.

        The Committee members are Jalynn H. Bennett, Margot A. Franssen, Linda S. Hasenfratz and Charles Sirois. The Board has adopted independence standards that derive from the TSX corporate governance guidelines, the NYSE corporate governance rules and the Bank Act regulations on "affiliated persons". Each member of the Committee is independent based on those standards.

HIGHLIGHTS

•
CIBC's financial results for fiscal 2004 improved over fiscal 2003, with revenues increasing 3% and net income increasing 7%.

•
Compensation continues to be managed to reflect actual performance of CIBC overall, business lines and individual employees.

•
Incentive pools are up 4.7% from last year.

•
The ratio of employee compensation and benefits to revenue of 36.6% in 2004 is lower than the 37.7% in 2003.

        CIBC operates in the services sector, and people represent one of the key strategic assets of the enterprise. The Committee's guiding philosophy concerning senior executive compensation is that pay should be aligned with performance, as well as structured to be competitive with market practices so that CIBC is able to hire and retain qualified and experienced executives in the various markets in which CIBC operates. Further, compensation programs are structured to motivate all executives, including the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers (the "Named Executive Officers" or "NEOs"), in a similar manner so that individual performance is aligned in achieving the financial and non-financial objectives of CIBC. Since all executives including the Named Executive Officers are eligible to participate in the same compensation programs, they are aligned in achieving similar performance results. Underlying CIBC's compensation process is a rigorous performance measurement assessment process for business lines and senior executives. The Committee reviews Bank performance quarterly, and evaluates individual executive performance assessments at year end. In addition to advisory services that management receives from external compensation consulting firms, the Committee also maintains its own relationship with an independent consulting firm to advise on competitive market conditions for executive resources.

Components of Total Compensation

Total compensation is made up of four basic components: base salary, benefits, cash incentives and equity incentives. For senior executives, including the Named Executive Officers, the greatest emphasis is placed on discretionary cash and equity incentive compensation.

Base Salary

The Committee reviews base salaries for senior executives, including the Named Executive Officers, on an annual basis. Base salaries are established with reference to the executive's role, responsibilities, and capabilities, as well as the market pay levels for the position. CIBC strives to maintain base salaries at levels near the market median. Although base salaries are reviewed on an annual basis, they are increased less frequently than annually for most executives, and only if an executive assumes material additional responsibilities or market compensation practices change substantially. Accordingly, differentiation of assessed performance for executives is primarily reflected in overall compensation levels through discretionary cash and/or equity incentive awards.

Benefits

CIBC's benefit programs are targeted to be competitive with peer financial services organizations. They include competitive health, welfare, pension plans and perquisites including applicable club fees and automobile benefits. Not all executives participate in all plans. There have been several changes to health and welfare benefits at CIBC during the 2004 fiscal year in order to meet competitive practice. Effective October 31, 2004, certain senior executives were provided with ten years of past service credit under the Supplemental Executive Retirement Plan ("SERP"), as described on page 27. The value of this coverage is considered to be a part of the total compensation package for these executives.

Cash Incentives

CIBC utilizes two broad-based plans to award discretionary cash incentives to eligible employees: the Annual Incentive Plan and the Short Term Incentive Plan.

        Annual Incentive Plan bonus pools are funded from pre-tax earnings for CIBC and its major lines of business. Bonus pool funding is established at the start of each fiscal year based on the relationship of actual bonus spending to actual financial performance in the previous year. The Annual Incentive Plan allows for bonus pools to be increased or decreased during the year based on the achievement of financial and non-financial performance objectives that are identified by the Chief Executive Officer. The Committee approves final bonus pools at year-end that reflect actual performance. Any cash bonuses that may be awarded to Named Executive Officers are granted under this plan.

        The Short Term Incentive Plan is used to provide cash incentives primarily to employees in the CIBC World Markets business line, as well as to certain employees in the CIBC Wood Gundy Private Client business of the CIBC Wealth Management business line. Short Term Incentive Plan bonus pools reflect market competitive levels for comparable investment banks with reference to financial performance in each of the participating major business areas. As with the Annual Incentive Plan, the Short Term Incentive Plan allows for bonus pools to be increased or decreased during the year based on the achievement of financial and non-financial performance objectives that are identified by the Chief Executive Officer for business areas, or for CIBC overall. The Committee approves final bonus pools at year-end that reflect actual performance. No Named Executive Officers were granted Short Term Incentive Plan awards for the 2004 fiscal year.

        Cash incentives granted under both the Annual Incentive Plan and the Short Term Incentive Plan are discretionary and determined based upon an assessment of each individual's performance, as well as the overall performance of CIBC and the particular business area in which the individual is employed. Individual employee performance is assessed through CIBC's Performance Management and Measurement program, which organizes performance evaluations into five main areas:

• Financial results • Client results • Operational efficiency	• Growing the franchise • Key competencies/capabilities

        CIBC's Performance Management and Measurement program is used globally across all strategic business units. This enables CIBC to assess individual and business unit performance on a consistent basis. Annual Incentive Plan and Short Term Incentive Plan incentives may be awarded at the end of the fiscal year at management's discretion with reference to an individual's performance as discussed above. The Committee reviews and approves overall Annual Incentive Plan and Short Term Incentive Plan funding as well as individual awards proposed for all executives at the Senior Vice-President level and above.

Equity Incentives

CIBC is committed to using equity incentives as a significant component of total compensation for senior executives. CIBC's equity incentive programs are intended to provide a long-term incentive that encourages executive retention and directly aligns executive compensation with shareholder interests. The equity incentive plans for senior executives of CIBC, including the NEOs, consist of Restricted Share Awards ("RSAs") and stock options awarded under the Employee Stock Option Plan ("ESOP").

        During the 2003 fiscal year, the Committee reviewed and approved a proposal to harmonize CIBC's overall framework for granting long-term equity awards across all businesses globally. The Equity Participation Program ("EPP") is designed to simplify the determination of incentive pay awarded as equity incentives across CIBC. A uniform methodology has been established under the EPP for allocating RSAs and ESOP awards.

        Equity grants are awarded at the end of the fiscal year at the same time that any cash incentives are awarded under the Annual Incentive Plan or the Short Term Incentive Plan in order to fully integrate pay decisions. The grants are made on a discretionary basis with reference to overall CIBC, business line and individual performance against agreed upon financial and non-financial objectives for the year, according to an evaluation of individual performance under CIBC's Performance Management and Measurement program, as discussed above. Grants are made without reference to outstanding awards held by that executive.

        In granting equity awards to executives, including the Named Executive Officers, under the EPP, the Committee determines a dollar value award for each executive and then utilizes an established approach for valuing each element of long-term compensation in order to determine the number of stock options and RSAs awarded, as follows:

•
Stock Options:    The dollar amount is translated into a number of options based on a combination of the closing price of CIBC common shares on the day immediately before the grant date and the Black-Scholes valuation associated with CIBC employee stock options as of that date.

•
Restricted Share Awards:    The actual number of RSAs is translated from the dollar amount of the award based on the average cost of the CIBC common shares purchased by the RSA plan Trustee on the open market.

        For the 2004 fiscal year, executives, including all Named Executive Officers, were eligible to receive grants under the ESOP at the end of the fiscal year based on their performance. Generally, options have a ten year term and vest in equal annual installments over a four-year period. On page 25, stock option grants and aggregated option exercises during the 2004 fiscal year are disclosed for the Named Executive Officers.

        Executives, including all Named Executive Officers, are eligible to receive grants of restricted share awards under the RSA Plan, which convert on a one-for-one basis into CIBC common shares held by a trust and vest one-third annually or at the end of three years. Dividend equivalents are paid on a quarterly basis.

        Certain Named Executive Officers, certain senior officers who report directly to the Chief Executive Officer, certain employees of CIBC World Markets, and certain other executives of CIBC have, in the past, participated in the CIBC Special Incentive Program. Under this program, participants were granted award units in the 2000 fiscal year, the value of which were based on net gains to CIBC from certain CIBC investment holdings realized during each fiscal year (subject to the discretion of the Committee to defer a portion of the related compensation to a subsequent fiscal year). All such net gains were realized by the end of the 2002 fiscal year. Award values reflecting the net gains were converted into units representing CIBC common shares, referred to as either Special Incentive Program share units ("SIP Share Units") or Retirement Special Incentive Program deferred share units ("RSIP DSUs"), which vested on October 31, 2003. In addition, for RSIP DSUs certain long-term performance criteria were also met prior to the vesting of units. Vested SIP Share Units were distributed in the form of common shares of CIBC, on October 31, 2003. Vested RSIP DSUs are to be distributed in the form of common shares of CIBC upon retirement or termination of employment. As well, dividend equivalents in respect of RSIP DSUs are converted into additional units and are not distributed until retirement or termination of employment. In accordance with the program, award units were granted only once, in the 2000 fiscal year, and no further awards have been made, or are intended to be made, under the program.

Benchmarking Practices

The basic components of total compensation, including base salary, benefits, cash incentives and equity incentives, for senior executives are aligned with competitive market practices and levels. Most CIBC executives are compared to those in Canadian competitor organizations, and other financial services companies. However, certain positions are also benchmarked in whole or in part against Canadian and/or U.S. competitive financial services companies based on individual circumstances that may include the scope of an executive's position, relevant skills or experience.

        The Committee utilizes external consultants to provide benchmark pay data for each of the Named Executive Officers (as well as for other key managerial positions within CIBC). The data provided by these consultants for comparable marketplace positions is on a similar basis as the approach utilized by the Committee in determining total direct compensation for executives within CIBC.

        For selected executives, the external consultants also provide data on SERP values for comparable positions, which enables the Committee to incorporate this aspect of the total pay program into its review.

Executive Share Ownership Guidelines

In the 2003 fiscal year, the Committee adopted formal guidelines that set out the expected levels of CIBC common shares to be held by CIBC executives appropriate to the executive's position and compensation. The Committee believes that it is important to align the interests of CIBC management with those of its shareholders, and that this can be achieved, in part, by encouraging the senior executives of CIBC to have significant personal holdings of CIBC shares.

        The guidelines provide that the expected value of common shares (excluding stock options) to be held by CIBC executives should be equal to the value of a multiple of their base salary. Ownership of CIBC common shares includes direct ownership as well as shares held in share ownership and restricted share plans of CIBC. The current share ownership guidelines are as follows:

Multiple of Salary
Chief Executive Officer	6 times
Senior Executive Vice-Presidents and above	3 times
Executive Vice-Presidents	2 times
Senior Vice-Presidents	1 1/2 times
Vice-Presidents	1 times

        The Chief Executive Officer and the executives who report to the Chief Executive Officer, including the Named Executive Officers, currently have common share equity ownership in excess of these guidelines.

        As a transition measure, executives have four years within which to accumulate the minimum share holdings under these guidelines. Furthermore, until executives meet these ownership guidelines, they are encouraged not to sell any CIBC shares other than to meet tax liabilities related to distributions from compensation plans and exercises of stock options.

Review of Performance

2004 was a successful year for CIBC and its shareholders. The following chart shows a number of performance measurements used by CIBC and the results in 2004.

MEASURING PERFORMANCE

	Medium-Term Objectives (3-5 years)	Comments	2004 Results

Total Shareholder Return	Best total return of the major Canadian banks (based on capital appreciation, plus common share dividends, reinvested)	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended, and the five years ended October 31, 2004.	172.9% – since October 31, 1999 28.9% – for the year ended October 31, 2004

Return on Equity ("ROE")	Maintain 14% to 18% return on average common equity through the cycle (calculated as net income after tax less preferred share dividends and premiums, divided by average common shareholders' equity)	CIBC's ROE of 18.7% was affected by several items as discussed in the Executive Overview section of the 2004 Management's Discussion and Analysis ("MD&A").	18.7%

Capital Strength	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5% (based on regulatory capital as a percentage of risk-weighted assets)	Regulatory capital ratios were well above the minimum targets established for the year.	Tier 1 ratio – 10.5% Total capital ratio – 12.8%

Business Mix	70% retail/30% wholesale (as measured by economic capital(1))	CIBC has been successful in its objective of increasing capital allocated to the retail, wealth and commercial banking businesses, thereby achieving its medium-term objective.	72% / 28% Retail/wholesale

Reducing Risk	Reduce economic capital(1) allocated to the large corporate loan portfolio and the carrying value of the merchant banking portfolio by one-third by 2005	CIBC has achieved its medium-term objective to reduce economic capital(1) allocated to its large corporate loan book and reduce the carrying value of its merchant banking portfolio.	Large corporate loans: 69.3% reduction. Merchant banking portfolio: 38.5% reduction.

Productivity and Efficiency	Revenue growth to exceed expense growth, and efficiency ratio of 60%	CIBC continues to make progress in its objective to achieve sustained reduction in its expenses. Results this year were affected by several items as discussed in the 2004 MD&A, Executive Overview section.	Revenue growth exceeded expense growth. Efficiency (NIX) ratio – 69.4%

Dividend Payout Ratio	40-50% (Common share dividends as a percentage of net income after preferred share dividends)	Total dividends paid per share increased 34% from the prior year. Results this year were affected by several items as discussed in the 2004 MD&A, Executive Overview section.	Dividend payout ratio – 39.2%

Note:

(1)
For additional information, see the Non-GAAP measures section of CIBC's 2004 Annual Accountability Report.

        The Committee conducts a formal review of the performance of CIBC and of its key executives on an annual basis. CIBC has a detailed business performance measurement system in place that allows for consistent evaluation of the financial and non-financial performance measures of each of its 33 individual business lines which correlate to the five main areas of evaluations used in CIBC's Performance Management and Measurement program, as discussed on page 19. These business assessments were summarized and presented to the Committee by the Chief Financial Officer of CIBC. In addition, the Committee reviewed the individual Performance Management and Measurement assessments of senior executives of CIBC, including the Named Executive Officers, other direct reports to the Chief Executive Officer, as well as other key positions. As described above, these assessments reflect a review of each individual's performance measured against the financial, client, operational and franchise growth objectives that were established for each individual. The Committee is satisfied with the rigorous and complete performance data compiled by management to properly differentiate compensation awards between business lines and among senior executives.

        The Committee sought advice from third party consultants with respect to levels of compensation in the competitive markets in which CIBC operates, and within the context of the financial performance outlook provided by these consultants. One consulting firm is engaged directly by the Committee to provide independent advice and context with respect to the recommendations of management concerning compensation awards. The Committee received advice that banks engaged in investment and corporate banking activities, as well as consumer banking activities, were generally experiencing a better year of performance in 2004, likely resulting in increases in incentive compensation.

        The Committee takes a two-pronged approach to its review of compensation recommendations. First, and most importantly, the Committee reviews the total cost of compensation to the organization and the relationship of that cost to CIBC's performance. A focus of this "top-down" review is an analysis of CIBC's compensation to revenue ratio, which is a measure that is widely used by financial services companies to benchmark compensation expense. The reported ratio for CIBC in the 2004 fiscal year was 36.6%, down from 37.7% in the 2003 fiscal year. The Committee reviewed competitive analyses of the relationship between compensation and revenue and is satisfied that CIBC's compensation to revenue ratio, adjusted for business mix differences, is in line with those of its major competitors.

        Another "top-down" review undertaken by the Committee involves assessing whether the incentive compensation portion of total compensation reflects the absolute performance achieved by CIBC, including results achieved against the performance measures discussed above. For the 2004 fiscal year, senior management recommended and the Committee approved a total budget for discretionary incentive compensation awards of $1,102.1 million, up 4.7% from the total awards of $1,052.6 million in the 2003 fiscal year. Most business lines showed improved results, with most incentive compensation pools increasing between 3% and 8%.

        The second part of the Committee's two-pronged review of compensation recommendations focuses on an analysis of individual recommendations. The Committee takes a detailed approach in reviewing individual compensation recommendations, particularly those for the most senior officers of CIBC, including the Named Executive Officers, and reviews in detail the compensation recommendations for the Chief Executive Officer, Chief Financial Officer, and all executives who report to the Chief Executive Officer. Overall, the Committee reviews compensation recommendations for approximately 170 senior officers, including all executives ranking at the Senior Vice-President level and above, as well as the top 50 paid individuals within CIBC World Markets. In view of CIBC's performance in the 2004 fiscal year, recommendations for executives generally reflected increases in compensation compared to 2003. It is executive management's philosophy, shared by the Committee, that the Chief Executive Officer, the Chief Financial Officer and other key executives who report to the Chief Executive Officer, including the Named Executive Officers, must be accountable for the overall results of CIBC. At this executive level, it is primarily the results of the overall Bank that determine compensation movement for these individuals, which emphasizes the strong correlation of pay for performance. Given the overall improved results for CIBC during the 2004 fiscal year, the Committee expects that compensation awards to these senior executive officers will position them at or above median compensation levels for similar positions on a Canadian or North American basis. This positioning will reflect individual circumstances including the relevant skills or experience of each executive, and the role that each senior officer performs.

Chief Executive Officer's Compensation

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of CIBC, namely, base salary, benefits, cash incentives and equity incentives. As noted above, CIBC places the greatest emphasis on variable cash and equity incentives for executives.

        Mr. Hunkin's base salary was increased to $1,000,000 effective January 1, 2004. Mr. Hunkin's base salary had not previously been adjusted since his appointment as Chief Executive Officer in the 1999 fiscal year. Consistent with CIBC's practice of aligning most executives' pay levels to comparable positions in the market, Mr. Hunkin's base salary increase is intended to position his salary competitively relative to the chief executive officers at the other major Canadian banks.

        Annual cash and equity incentives awarded to the Chief Executive Officer are based on the Committee's assessment of the Chief Executive Officer's performance in relation to the criteria set out under CIBC's Performance Management and Measurement program (described above) and includes Mr. Hunkin's contribution to CIBC in the following areas:

• Financial results • Client results • Operational efficiency	• Growing the franchise • Key competencies/capabilities

        In December 2004, the Committee reviewed Mr. Hunkin's performance for the 2004 fiscal year, considering both the financial and operational efficiency components referenced on page 21, and non-financial components referenced above including:

•
Producing the best total shareholder return performance among Canadian banks over the 2004 fiscal year, over four of the last five fiscal years, and over the five-year period ended October 31, 2004.

•
Continuing to strengthen CIBC's commitment to being a customer-focused organization.

•
Providing leadership to enhance CIBC's governance and control processes, positioning CIBC to comply with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 a full year ahead of the required deadline.

•
Increasing the utilization of e-service delivery to employees at lower cost to shareholders through ongoing investment in web-based technology and the delivery of direct access application, including e-learning.

•
Establishing and communicating CIBC's vision, mission and values to all employees.

        In the context of his performance against objectives, the Committee decided to award Mr. Hunkin a cash bonus of $3,050,000, an RSA grant with a value of $4,207,500 and an ESOP award with a value of $742,500, resulting in total direct compensation of $9,000,000 for the fiscal year ended October 31, 2004. Based on a review of performance, as well as advice received from outside consultants, the Committee is of the view that these compensation decisions are appropriate and consistent with CIBC's key compensation tenet of market-competitive pay for performance.

Summary

The Committee is satisfied that CIBC's compensation policies and levels of compensation are aligned with CIBC's performance and reflect competitive Canadian and North American market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to rigorously assess the effectiveness of CIBC's compensation philosophy with this in mind.

        The Committee, on behalf of the Board, re-affirms its confidence in the leadership of the Chief Executive Officer and his management team with respect to CIBC's current strategy, as well as the ability of this management team to execute on this strategy and to maximize shareholder value.

Presented by the Committee:

    Charles Sirois, Chair
    Jalynn H. Bennett
    Margot A. Franssen
    Linda S. Hasenfratz

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return over the last five fiscal years on CIBC's common shares with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index) and the S&P/TSX Banks Index (formerly the TSX Banks and Trusts Index) assuming reinvestment of all dividends.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT
(Dividends Reinvested)

The following table sets forth compensation for the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of CIBC (the "Named Executive Officers") for the fiscal years indicated.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION				LONG-TERM COMPENSATION AWARDS
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation(1) ($)	Securities Under Options/SARs Granted(2) (#)		Restricted Shares Or Restricted Share Awards(3) ($)		All Other Compensation(4) ($)

J. S. Hunkin(5) President and Chief Executive Officer	2004 2003 2002	1,000,000 900,000 900,000	3,050,000 3,450,000 Nil		Nil Nil Nil	50,560 Nil Nil	(6)	4,207,500 3,150,000 Nil		6,393 26,926 26,926

T. D. Woods Senior Executive Vice President Chief Financial Officer	2004 2003 2002	400,000 400,000 300,000	1,000,000 800,000 350,000	(7) (8)	Nil Nil Nil	12,010 10,100 11,900	(7)	1,190,000 1,090,824 1,055,856	(7)	4,250 11,500 9,000

G. H. Denham Vice-Chair CIBC Retail Markets	2004 2003 2002	500,000 483,334 400,000	1,625,000 1,412,500 250,000	(7) (8)	Nil Nil Nil	17,015 50,000 57,000	(7)	1,806,250 1,797,026 1,909,032	(7)	4,750 14,500 12,000

W. C. Fox Vice-Chair and Chief Risk Officer	2004 2003 2002	500,000 500,000 500,000	3,000,000 2,425,000 300,000	(7) (8)	Nil Nil Nil	24,935 50,000 108,000	(7)	2,975,000 738,327 400,000	(7)	4,750 15,833 20,000

G. T. McCaughey(9) Chairman and Chief Executive Officer, CIBC World Markets, and Vice-Chair, CIBC Wealth Management	2004 2003 2002	500,000 483,334 400,000	3,250,000 2,000,000 300,000	(7) (8)	Nil Nil Nil	31,535 50,000 86,000	(7)	3,187,500 450,352 400,000	(7)	4,552 15,251 16,967

Notes:

(1)
Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and therefore are not reported in accordance with applicable securities legislation.

(2)
The figures in this column reflect the number of options granted (if any) to each of the Named Executive Officers as compensation in respect of each of the 2004, 2003, and 2002 fiscal years. For the 2002 and 2003 fiscal years, these figures represent option grants made in December 2001 and 2002 respectively. During 2003, CIBC changed its option grant methodology such that option grants are currently made after the end of the fiscal year as an integral part of overall total compensation decisions. As a result, no option grant was made in December 2003. The option grants reported in the table in respect of the 2004 fiscal year were made in December 2004.

(3)
Amounts shown represent the value of restricted share awards issued under the RSA plan, valued at the average weighted price of CIBC common shares purchased in the open market by a trust. For Mr. Woods, the 2002 amount and for Ms. Denham, the 2002 and 2003 amounts, also include restricted share units awarded under the Special Incentive Program valued as of the date of conversion of SIP Share Units awarded in 2000. For additional details, see the description of Restricted Share Awards on page 19 and the Special Incentive Program on page 20 under "Equity Incentives" in the Report on Executive Compensation. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. SIP Share Units allocated under the Special Incentive Program vested and were distributed in the form of one CIBC common share for each SIP Share Unit on October 31, 2003. The aggregate number of unvested restricted share units held by Mr. Hunkin and the aggregate value as of October 31, 2004 are 35,178 and $2,599,654 respectively. The aggregate number of unvested restricted share units held by Mr. Woods and the aggregate value as of October 31, 2004 are 13,858 and $1,024,106 respectively. The aggregate number of unvested restricted share units held by Ms. Denham and the aggregate value as of October 31, 2004 are 5,029 and $371,643 respectively. The aggregate number of unvested restricted share units held by Mr. Fox and the aggregate value as of October 31, 2004 are 11,599 and $857,166 respectively. The aggregate number of unvested restricted share units held by Mr. McCaughey and the aggregate value as of October 31, 2004 are 8,383 and $619,504 respectively. There were no unvested SIP Share Units as of October 31, 2004. Dividend equivalents are paid on a quarterly basis on outstanding RSAs and SIP Share Units.

(4)
The amounts shown in the column for the 2004 fiscal year represent CIBC contributions to the Employee Share Purchase Plan (the "ESPP"). Under the ESPP, employees can contribute up to 10% of annual base earnings depending on years of service and position level, and CIBC contributes an amount equal to 50% of the employee's contribution up to 3% of annual base earnings (subject to an annual cap of $2,250 commencing January 1, 2004). Prior to 2004, amounts in this column also included contributions made by CIBC on behalf of certain NEOs to registered retirement savings plans and other similar plans. Effective January 1, 2003, Mr. Fox and Mr. McCaughey became members of the CIBC Pension Plan and as a result, CIBC no longer makes contributions to their registered retirement savings plan accounts.

(5)
Effective December 2, 2004, Mr. Hunkin's title became Chief Executive Officer.

(6)
In late 2002, Mr. Hunkin renounced his December 2001 grant of 115,000 options and the Committee accepted on behalf of CIBC. Consequently, Mr. Hunkin did not receive options for fiscal 2002.

(7)
Mr. Woods, Ms. Denham, Mr. Fox, and Mr. McCaughey have been provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP purposes in lieu of part of the cash bonus and RSAs disclosed above. The number of options granted in respect of 2004 as shown in the above table has been reduced from the number of options that would otherwise have been awarded under CIBC's executive compensation policies to reflect the impact of the SERP past service awards. Incentive awards to each of these executives were reduced by the following amounts in respect of the SERP past service awards: $448,781 for Mr. Woods, $918,641 for Ms. Denham, $2,118,244 for Mr. Fox and $1,325,543 for Mr. McCaughey.

(8)
The previously disclosed application of a portion of the 2003 bonus for Ms. Denham, Mr. Fox, and Mr. McCaughey to provide SERP service credit was not implemented since the arrangement was conditional upon a satisfactory advance tax ruling, which was not received and, as such, these portions of the bonus amounts were paid out in 2004. Mr. Woods, whose compensation has not been reported in the previous management information circulars as he was not a Named Executive Officer, was also to receive a SERP past service credit in 2003. Similarly the applicable portion of his bonus was paid out in 2004.

(9)
Effective December 2, 2004, Mr. McCaughey was appointed President and Chief Operating Officer. Mr. McCaughey's salary was increased to $700,000 effective January 1, 2005.

EMPLOYEE STOCK OPTION PLAN

The following table sets forth grants of stock options during the 2004 fiscal year to the Named Executive Officers.

OPTION GRANTS DURING FINANCIAL YEAR ENDED OCTOBER, 31 2004

Name	Securities Under Options/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

J. S. Hunkin	50,560	7.25%	$73.10	$73.10	December 1, 2014

T. D. Woods	12,010	1.72%	$73.10	$73.10	December 1, 2014

G. H. Denham	17,015	2.44%	$73.10	$73.10	December 1, 2014

W. C. Fox	24,935	3.58%	$73.10	$73.10	December 1, 2014

G. T. McCaughey	31,535	4.52%	$73.10	$73.10	December 1, 2014

Note:

(1)
The figures shown in this table represent stock options granted in respect of the 2004 fiscal year. Stock options vest at the rate of 25% per year, commencing on the first anniversary of the date of grant and are in respect of CIBC common shares.

OPTION/STOCK-APPRECIATION RIGHTS

The following table sets forth aggregated option/stock-appreciation rights exercises during the 2004 fiscal year and the fiscal year-end option/stock appreciation rights values for each Named Executive Officer.

AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2004 AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at Financial Year-End(1) Exercisable/Unexercisable ($)

J. S. Hunkin	188,917	4,829,410	62,500 / 80,083	2,565,625 / 2,679,888

T. D. Woods	Nil	Nil	34,725 / 17,275	1,053,630 / 451,670

G. H. Denham	Nil	Nil	41,000 / 66,000	920,800 / 1,690,800

W. C. Fox	Nil	Nil	354,659 / 221,454	11,190,847 / 6,664,355

G. T. McCaughey	149,997	4,251,818	58,300 / 188,296	1,272,920 / 5,698,645

Note:

(1)
Amounts reported are based on the difference between the exercise price of the option and the 2004 fiscal year-end CIBC common share price of $73.90.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at October 31, 2004 with respect to common shares authorized for issuance under the ESOP and the Non-Officer Director Stock Option Plan ("DSOP"), which are the only CIBC equity compensation plans that provide for the issuance of shares. While there remain shares authorized for grant under the DSOP, as reported below, in January 2003, the Board amended the DSOP and determined that no further options would be granted to directors under it.

Plan Category	A Number of securities to be issued upon exercise of outstanding options (#)	B Weighted-average exercise price of outstanding options ($)	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column A) (#)

Equity compensation plans approved by securityholders	13,424,875	41.96	9,899,383

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	13,424,875	41.96	9,899,383

        The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is generally ten years from the date of its grant and the vesting period, while set at the Committee's discretion, is generally 25% per year, commencing on the first anniversary of the grant. The strike price of an option is set by the Committee but must be not less than the closing market price of CIBC common shares on the trading day immediately preceding the date of grant.

        The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding. Options are forfeited by an employee 30 days after their resignation or termination with cause. In the case of termination without cause, options remain outstanding and exercisable for the length of the severance period.

        Up to 50% of the options granted prior to 2000 can be exercised as Stock Appreciation Rights ("SARs"). SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised. Since January 1, 2000, options are no longer granted with SARs connected to them.

        The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided such loans do not exceed the employee's annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC. The ESOP provides that the Committee may amend the plan, subject to obtaining all necessary regulatory and stock exchange approvals. ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that an employee may assign their rights to a spouse or minor child or grandchild with CIBC's prior approval.

        In the 2000, 2001 and 2002 fiscal years, non-officer directors received stock option awards under the DSOP. In January 2003, the Board amended the DSOP and determined that no further options would be granted under the plan. Options granted under this plan have a ten year term and vested immediately upon grant. The DSOP provides for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant.

        The maximum number of shares reserved for issuance under options granted to insiders under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, the options held will terminate on the earlier of (a) sixty months after the date the participant leaves the Board and (b) the end of the ten year option term.

        The DSOP provides that CIBC may from time to time grant financial assistance to directors to exercise their options. However any such loans must be subject to CIBC's normal credit granting criteria and the same interest rates as apply to regular customer loans. The Board may suspend the grant of options or otherwise amend the plan DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. As disclosed above, in January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP as at October 31, 2004.

OPTIONS OUTSTANDING AND AVAILABLE FOR GRANT

	Options Outstanding		Options Available for Grant		Total Options Outstanding and Available for Grant
Plan	#	% of common shares outstanding	#	% of common shares outstanding	#	% of common shares outstanding

ESOP	13,344,875	3.84%	9,831,383	2.83%	23,176,258	6.67%

DSOP(1)	80,000	0.02%	68,000	0.02%	148,000	0.04%

Total	13,424,875	3.86%	9,899,383	2.85%	23,324,258	6.71%

Note:

(1)
In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

RETIREMENT SPECIAL INCENTIVE PROGRAM DEFERRED SHARE UNITS

Under the Special Incentive Program (described on page 20), the value of units awarded in the 2000 fiscal year to certain senior executives, including certain NEOs (as disclosed in the Management Proxy Circular for that year) was converted into RSIP DSUs based on the net gains to CIBC from certain CIBC investment holdings realized during a fiscal year (subject to the discretion of the Management Resources and Compensation Committee to defer crediting such realized gains to a subsequent fiscal year). Each RSIP DSU represents the right to receive one CIBC common share. Additional RSIP DSUs are awarded in respect of dividends earned by the CIBC common shares held by a trust. RSIP DSUs vested on October 31, 2003, upon certain long-term performance criteria being met, and will be distributed to participants in the form of CIBC common shares upon retirement or termination of employment. Units awarded in the 2000 fiscal year have converted into the following number of RSIP DSUs for the NEOs in the years indicated: Mr. Hunkin: 2000 – 119,002, 2001 – 78,822, 2002 – 51,815, and 2003 – 63,330; Mr. Fox: 2000 – 95,202, 2001 – 63,066, 2002 – 41,458, and 2003 – 50,671; and Mr. McCaughey: 2000 – 83,301, 2001 – 55,182, 2002 – 36,275, and 2003 – 44,337. In accordance with the program, award units were granted only once, in the 2000 fiscal year, and no further awards have been made, or are intended to be made, under the program.

PENSION ARRANGEMENTS

Executive officers of CIBC (for purposes of this section, executive officers refers to Executive Vice-Presidents and above), other than individuals covered by arrangements of subsidiary companies, are eligible to participate in either the contributory or non-contributory portion of the defined benefit CIBC Pension Plan.

        In addition, executive officers may be designated for participation in the SERP. The SERP extends to Senior Vice-Presidents and above only and provides a pension of 2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC Pension Plan benefits. The final average earnings for this purpose is equal to the annual average of the best consecutive five years' salary in the last ten years prior to retirement plus the average of the best five years' bonus in the last ten years prior to retirement, up to specified dollar limits. These limits provide an appropriate control on absolute pensionable earnings used in the calculation of pension benefits. The current limits on final average earnings are $1,877,750 for the Chief Executive Officer and amounts between $406,000 and $913,500, depending upon position, for other executive officers. Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time. Pension payments are made over the life of the executive. In the event of death, 50% of the pension is continued for the life of the executive's spouse. Other optional forms of payment are available on an actuarially equivalent basis. Executive officers who had made contributions to the CIBC Pension Plan will receive an additional pension equivalent to the value of their accumulated contributions with interest.

        Certain executive officers, including Mr. Woods, Ms. Denham, Mr. Fox, and Mr. McCaughey have been provided ten years of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. Past service awards were granted as at October 31, 2004, and are included in the years of credited service set out below. The value of this award for Mr. Woods will vest and be recognized for compensation purposes over a period of four years.

        The following pension benefit chart shows the annual pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown are inclusive of the pension payable from the CIBC Pension Plan, prior to reduction for

Canada/Quebec Pension Plan benefits and do not include any amount payable in respect of an executive's accumulated contributions with interest. The chart assumes retirement at age 61, the earliest age at which an executive officer can retire with an unreduced pension.

Annual Pension Benefit

Final Average Earnings	Years of Service
($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

300,000	90,000	120,000	150,000	180,000	210,000

400,000	120,000	160,000	200,000	240,000	280,000

500,000	150,000	200,000	250,000	300,000	350,000

600,000	180,000	240,000	300,000	360,000	420,000

700,000	210,000	280,000	350,000	420,000	490,000

800,000	240,000	320,000	400,000	480,000	560,000

900,000	270,000	360,000	450,000	540,000	630,000

1,000,000	300,000	400,000	500,000	600,000	700,000

1,250,000	375,000	500,000	625,000	750,000	875,000

1,500,000	450,000	600,000	750,000	900,000	1,050,000

1,750,000	525,000	700,000	875,000	1,050,000	1,225,000

2,000,000	563,325	751,100	938,875	1,126,650	1,314,425

        For purposes of computing their annual pension benefits, pensionable service (credited years of service) as of October 31, 2004 was 34.4 years for Mr. Hunkin, 15.3 years for Mr. Woods, 11.8 years for Ms. Denham, 11.8 years for Mr. Fox, and 11.8 years for Mr. McCaughey.

        Executive officers covered under the retirement arrangements of CIBC World Markets are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC.

SUPPLEMENTAL DISCLOSURE ON PENSION ARRANGEMENTS

Pension and SERP benefits are considered an integral part of the overall total compensation delivered to executives, including the Named Executive Officers. In considering the value of pension benefits provided to the executives, the Committee considers the annual pension service cost, the accrued liability associated with the pension and the annual pension that would be available to the individual upon retirement. The following table illustrates these values for the Named Executive Officers, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in the financial statements, in accordance with generally accepted accounting principles, and includes the impact of the SERP past service awards described above.

	2004 Annual Pension Service Cost ($)(1)	Accrued Pension Liability as at October 31, 2004 ($)(1)	Annual Pension Available at Age 61 ($)(2)

J. S. Hunkin	343,000	11,937,000	1,328,877

T. D. Woods	117,000	2,217,000	441,525

G. H. Denham	66,000	941,000	534,387

W. C. Fox	150,000	2,337,000	286,265

G. T. McCaughey	95,000	1,421,000	444,538

Notes:

(1)
Pension service cost is the value of the projected pension earned for the year of service credited for the 2004 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to October 31, 2004, with the assumption of 10 years of service under the SERP past service award for Mr. Woods, Ms. Denham, Mr. Fox and Mr. McCaughey. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles. No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The current limits on final average earnings are $1,877,750 for the Chief Executive Officer and $913,500 for Named Executive Officers other than the Chief Executive Officer. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(2)
Represents the estimated annual pension that would be received, under the assumption of 10 years of service under the SERP past service award for Mr. Woods, Ms. Denham, Mr. Fox and Mr. McCaughey, and assuming the individual retires at age 61 and that compensation continues at current levels to age 61.

EMPLOYMENT CONTRACTS

CIBC has entered into change of control contracts with certain senior officers of CIBC, including each of the Named Executive Officers. Each contract is in place for as long as the Named Executive Officer holds his or her respective position. The contracts provide for severance payments to be made to the Named Executive Officer where a change of control, as defined in the contract, occurs and, within 36 months after the change of control occurs (the "coverage period"), the executive is terminated without cause or resigns for reasons specified under the contract. The amount of severance payment to each Named Executive Officer is equal to two times annual salary and bonus. In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period. Upon a change of control, all deferred equity incentive compensation will become vested and exercisable, including employee stock option and restricted share awards, and all vesting conditions for pension arrangements will be waived.

        In 2004, the Committee reviewed the change of control contracts. Based on this review, the Committee approved certain changes to the agreements and participating executives, including each of the Named Executive Officers, have been notified that the contracts will be amended at the end of a one-year notice period. The major amendments to the contracts are to reduce the coverage period from up to 36 months to 24 months for all participants and to change the treatment of deferred equity incentive compensation from immediate vesting upon a change of control to vesting upon a change of control and subsequent termination. Similarly, vesting of pension arrangements will only occur upon a change of control and subsequent termination.

TOTAL COMPENSATION

In establishing total compensation levels for executives and in communicating these amounts to recipients, CIBC defines current year total direct compensation as the aggregate of base salary, cash bonus, and equity incentives (e.g., RSAs, option grants). Total compensation is defined as total direct compensation plus the annual pension service cost.

        The following tables show 2002, 2003, and 2004 fiscal year total compensation as determined by the Committee for each Named Executive Officer. In particular, for those executives who received SERP past service awards in fiscal 2004, the tables present both the actual annual bonus and equity incentive awards that were made, as well as the incentive awards that would have been received according to CIBC's executive compensation policies had they not been reduced because of SERP past service awards.

        While pension benefits are not paid or awarded on an annual basis, CIBC also views the annual value of the Registered Pension Plan and the SERP to be an integral portion of the overall compensation program. Information on the annual pension service cost is shown in the table below. Information on the accrued liability and annual pension available at retirement has been disclosed in the Supplemental Disclosure on Pension Arrangements section above.

J. S. Hunkin Chief Executive Officer and President	2004	2003	2002
	$	$	$

CASH
Annualized Base Salary(1)	1,000,000	900,000	900,000
Cash Bonus	3,050,000	3,450,000	Nil
Total Cash	4,050,000	4,350,000	900,000
EQUITY
Restricted Shares Awards(2)	4,207,500	3,150,000	Nil
Stock Options(3)	742,500	Nil	Nil
Retirement Special Incentive Plan(4)	Nil	2,870,249	2,348,386
Total Equity	4,950,000	6,020,249	2,348,386
Total Direct Compensation	9,000,000	10,370,249	3,248,386
Annual Pension Service Cost(5)	343,000	319,000	320,000
Total	9,343,000	10,689,249	3,568,386

Notes:

(1)
Based on an annual base salary rate of $900,000 through December 31, 2003, and $1,000,000 thereafter.

(2)
This item represents the portion of total direct compensation that was granted as Restricted Share Awards. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)
For 2002, represents the dollar value of 115,000 options that were renounced by Mr. Hunkin. No option award was made in the 2003 fiscal year. For the 2004 fiscal year, represents the Black Scholes value of 50,560 options granted under ESOP at an option price of $73.10. Awards vest 1/4 per year, starting on the first anniversary of the grant date.

(4)
Represents the dollar value at the time of conversion of 5,000 units in RSIP awarded in 2000, converted into RSIP deferred share units ("RSIP DSUs") in the years shown, that vested on October 31, 2003 upon certain long-term performance criteria being met. RSIP DSUs will be distributed in the form of CIBC common shares upon retirement or termination of employment with CIBC. RSIP DSUs earn dividend equivalents that are reinvested into additional RSIP DSUs. For 2003, the amount represents 55% of the allocated gains from the 2002 fiscal year. The remaining 45% of the gains from 2002 are shown in 2002.

(5)
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

T. D. Woods Senior Executive Vice-President, CFO	2004		2003	2002
	Before SERP Past Service Award	Including SERP Past Service Award
	$	$	$	$

CASH
Annualized Base Salary(1)	400,000	400,000	400,000	300,000
Cash Bonus	1,000,000	775,610	800,000	350,000
Total Cash	1,400,000	1,175,610	1,200,000	650,000
EQUITY
Restricted Shares Awards(2)	1,190,000	999,268	1,090,824	200,000
Stock Options(3)	210,000	176,341	109,176	210,345
Special Incentive Plan(4)	Nil	Nil	Nil	855,856
Total Equity	1,400,000	1,175,609	1,200,000	1,266,201
SERP Past Service Award(5)	Nil	448,781	Nil	Nil
Total Direct Compensation	2,800,000	2,800,000	2,400,000	1,916,201
Annual Pension Service Cost(6)	117,000	117,000	74,000	47,000
Total	2,917,000	2,917,000	2,474,000	1,963,201

Notes:

(1)
Based on an annual base salary rate of $300,000 through December 31, 2002, and $400,000 in 2003 and 2004.

(2)
This item represents the portion of total direct compensation that was granted as Restricted Share Awards. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)
For 2002, represents the Black Scholes value of 11,900 options granted under ESOP at an option price of $55.10. For 2003, represents the Black Scholes value of 10,100 options granted under ESOP at an option price of $43.10. For 2004, represents the Black Scholes value of 12,010 options granted under ESOP at an option price of $73.10. All awards vest 1/4 per year, starting on the first anniversary of the grant date.

(4)
Represents the dollar value at the time of conversion of 820 units awarded in 2000 under the Special Incentive Program and converted into SIP Share Units in the year shown. SIP Share Units vested and were distributed in the form of one CIBC common share for each SIP Share Unit on October 31, 2003.

(5)
For the 2004 fiscal year, represents the reduction in other compensation paid in light of the SERP past service award of 10 years of service, calculated on an economic value basis. This reduction is applied 50% to equity awards and 50% to cash bonus. The value of the past service award for Mr. Woods will vest and be recognized for compensation purposes over a period of four years.

(6)
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

G. H. Denham, Vice-Chair, Retail Markets	2004		2003	2002
	Before SERP Past Service Award	Including SERP Past Service Award
	$	$	$	$

CASH
Annualized Base Salary(1)	500,000	500,000	500,000	400,000
Cash Bonus	1,625,000	1,165,680	1,412,500	250,000
Total Cash	2,125,000	1,665,680	1,912,500	650,000
EQUITY
Restricted Share Awards(2)	1,806,250	1,415,828	74,876	500,000
Stock Options(3)	318,750	249,851	540,474	1,007,536
Special Incentive Plan(4)	Nil	Nil	1,722,150	1,409,032
Total Equity	2,125,000	1,665,679	2,337,500	2,916,568
SERP Past Service Award(5)	Nil	918,641	Nil	Nil
Total Direct Compensation	4,250,000	4,250,000	4,250,000	3,566,568
Annual Pension Service Cost(6)	66,000	66,000	41,000	8,000
Total	4,316,000	4,316,000	4,291,000	3,574,568

Notes:

(1)
Based on an annual base salary rate of $400,000 through December 5, 2002, and $500,000 thereafter.

(2)
This item represents the portion of total direct compensation that was granted as Restricted Share Awards. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)
For 2002, represents the Black Scholes value of 57,000 options granted under ESOP at an option price of $55.10. For 2003, represents the Black Scholes value of 50,000 options granted under ESOP at an option price of $43.10. For 2004, represents the Black Scholes value of 17,015 options granted under ESOP at an option price of $73.10. All awards vest 1/4 per year, starting on the first anniversary of the grant date.

(4)
Represents the dollar value at the time of conversion of 3,000 units awarded in 2000 under the Special Incentive Program and converted into SIP Share Units in the years shown. SIP Share Units vested and were distributed in the form of one CIBC common share per SIP Share Unit on October 21, 2003. For 2003, the amount represents 55% of the allocated gains from fiscal year 2002. The remaining 45% of the gains from 2002 is shown in 2002.

(5)
For the 2004 fiscal year, represents the reduction in other compensation paid in light of the SERP past service award of 10 years of service, calculated on an economic value basis. This reduction is applied 50% to equity awards and 50% to cash bonus.

(6)
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

W. C. Fox Vice-Chair and Chief Risk Officer	2004		2003	2002
	Before SERP Past Service Award	Including SERP Past Service Award
	$	$	$	$

CASH
Annualized Base Salary(1)	500,000	500,000	500,000	500,000
Cash Bonus	3,000,000	1,940,878	2,425,000	300,000
Total Cash	3,500,000	2,440,878	2,925,000	800,000
EQUITY
Restricted Share Awards(2)	2,975,000	2,074,746	738,327	400,000
Stock Options(3)	525,000	366,132	540,474	1,909,017
Retirement Special Incentive Plan(4)	Nil	Nil	2,296,199	1,878,709
Total Equity	3,500,000	2,440,878	3,575,000	4,187,726
SERP Past Service Award(5)	Nil	2,118,244	Nil	Nil
Total Direct Compensation	7,000,000	7,000,000	6,500,000	4,987,726
Annual Pension Service Cost(6)	150,000	150,000	117,000	5,000
Total	7,150,000	7,150,000	6,617,000	4,992,726

Notes:

(1)
Based on an annual base salary rate of $500,000.

(2)
This item represents the portion of total direct compensation that was granted as Restricted Share Awards. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)
For 2002, represents the Black Scholes value of 108,000 options granted under ESOP at an option price of $55.10. For 2003, represents the Black Scholes value of 50,000 options granted under ESOP at an option price of $43.10. For 2004, represents the Black Scholes value of 24,935 options granted under ESOP at an option price of $73.10. All awards vest 1/4 per year, starting on the first anniversary of the grant date.

(4)
Represents the dollar value at the time of conversion of 4,000 units in RSIP awarded in 2000, converted into RSIP deferred share units ("RSIP DSUs") in the years shown, that vested on October 31, 2003 upon certain long-term performance criteria being met. RSIP DSUs will be distributed in the form of CIBC common shares upon retirement or termination of employment with CIBC. RSIP DSUs earn dividend equivalents that are reinvested into additional RSIP DSUs. For 2003, the amount represents 55% of the allocated gains from the 2002 fiscal year. The remaining 45% of the gains from 2002 are shown in 2002.

(5)
For the 2004 fiscal year, represents the reduction in other compensation paid in light of the SERP past service award of 10 years of service, calculated on an economic value basis. This reduction is applied 50% to equity awards and 50% to cash bonus.

(6)
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

G. T. McCaughey Chairman and Chief Executive Officer, CIBC World Markets, and Vice-Chair, CIBC Wealth Management	2004		2003	2002
	Before SERP Past Service Award	Including SERP Past Service Award
	$	$	$	$

CASH
Annualized Base Salary(1)	500,000	500,000	500,000	400,000
Cash Bonus	3,250,000	2,587,229	2,000,000	300,000
Total Cash	3,750,000	3,087,229	2,500,000	700,000
EQUITY
Restricted Share Awards(2)	3,187,500	2,624,144	450,352	400,000
Stock Options(3)	562,500	463,084	540,474	1,520,143
Retirement Special Incentive Plan(4)	Nil	Nil	2,009,174	1,643,870
Total Equity	3,750,000	3,087,228	3,000,000	3,564,013
SERP Past Service Award(5)	Nil	1,325,543	Nil	Nil
Total Direct Compensation	7,500,000	7,500,000	5,500,000	4,264,013
Annual Pension Service Cost(6)	95,000	95,000	61,000	5,000
Total	7,595,000	7,595,000	5,561,000	4,269,013

Notes:

(1)
Based on an annual base salary rate of $400,000 through December 31, 2002, and $500,000 in 2003 and 2004. Effective December 2, 2004, Mr. McCaughey was appointed President and Chief Operating Officer. Mr. McCaughey's salary was increased to $700,000 effective January 1, 2005.

(2)
This item represents the portion of total direct compensation that is granted as Restricted Share Awards. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid on a quarterly basis.

(3)
For 2002, represents the Black Scholes value of 86,000 options granted under ESOP at an option price of $55.10. For 2003, represents the Black Scholes value of 50,000 options granted under ESOP at an option price of $43.10. For 2004, represents the Black Scholes value of 31,535 options granted under ESOP at an option price of $73.10. All awards vest 1/4 per year, starting on the first anniversary of the grant date.

(4)
Represents the dollar value at the time of conversion of 3,500 units in RSIP awarded in 2000, converted into RSIP deferred share units ("RSIP DSUs") in the years shown, that vested on October 31, 2003 upon certain long-term performance criteria being met. RSIP DSUs will be distributed in the form of CIBC common shares upon retirement or termination of employment with CIBC. RSIP DSUs earn dividend equivalents that are reinvested into additional RSIP DSUs. For 2003, the amount represents 55% of the allocated gains from the 2002 fiscal year. The remaining 45% of the gains from 2002 are shown in 2002.

(5)
For the 2004 fiscal year, represents the reduction in other compensation paid in light of the SERP past service award of 10 years of service, calculated on an economic value basis. This reduction is applied 50% to equity awards and 50% to cash bonus.

(6)
Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. For comparability and consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Indebtedness of Directors(1) and Executive Officers(2) under (1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During fiscal year ended 31.10.04(3) $	Amount Outstanding as at 9.12.04(3) $	Financially Assisted Securities Purchases During fiscal year ended 31.10.04(3) $	Security for Indebtedness(4)	Amount Forgiven During fiscal year ended 31.10.04 $

Securities Purchase Programs(5)

Nil	—	—	—	—	—	—

Other Programs(6)

G. H. Denham, Vice-Chair	CIBC as lender	US 557,430	US 517,973	—	—	—

W. C. Fox, Vice-Chair	CIBC as lender	US 2,229,757	US 2,071,924	—	—	—

D. J. Kassie, former Vice-Chair (7)	CIBC as lender	US 4,459,503	US 4,143,838	—	—	—

R. A. Lalonde, Senior Executive Vice-President	CIBC as lender	US 1,114,868	US 1,035,952	—	—	—

R. E. Venn, Senior Executive Vice-President	CIBC as lender	US 4,459,503	US 4,143,838	—	—	—

T. D. Woods, Senior Executive Vice-President	CIBC as lender	US 1,114,868	US 1,035,952	—	—	—

Notes:

(1)
Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability. They are considered "routine indebtedness" under applicable Canadian securities law and are therefore not reportable.

(2)
"Executive Officer" means: a chair, vice-chair, president, a vice-president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CIBC or any of its subsidiaries who performed a policy-making function in respect of CIBC, or any other individual who performed a policy-making function in respect of CIBC.

(3)
Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

(4)
The number of CIBC common shares which were held by CIBC as at December 9, 2004 as security.

(5)
A loan for the purchase of CIBC common shares is made on terms no more favourable than the terms on which loans are made to employees generally; is considered "routine indebtedness" under applicable Canadian securities law, and is therefore not reportable.

(6)
Subject to restrictions under applicable law, all regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to assist them in the purchase of their homes and to assist with other credit requirements. CIBC's policy is that employee lending limits, like those of all other customers, are based on household income and risk profile, with the exception of certain executives where the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. Interest rates on CIBC variable rate personal loans are 1% below prime to a floor of the government prescribed rate. The interest rate on a CIBC personal line of credit, secured or unsecured is prime. Certain employees of CIBC and its affiliates receive loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee's interest in the fund. Approximately one-half of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada). Interest on loans for U.S. resident employees accrues at the U.S. mid-term applicable federal interest rate in effect when the loans are made. VISA interest charges on selected cards are one-half normal customer rates and annual fees. Computer loans are interest free up to $5,000 with a 48 month repayment option. Residential mortgages are: 1% below normal customer posted rates for closed, fixed rate terms of 2 to 10 years (excluding the CIBC Better Than Posted Mortgage); .50% below normal customer posted rates on a 5 year variable rate open mortgage; and .50% below normal customer posted rates on terms of 6 months or 1 year, for the full amount of the mortgage. In addition, in 2002 there was a short term offer of 1.5% below the normal customer 5 year CIBC Better Than Posted Mortgage rate.

(7)
As of February 5, 2004, Mr. Kassie was not an executive officer or employee of CIBC.

Aggregate Indebtedness ($) Outstanding(1)

Purpose	To the Bank or its Subsidiaries as at 9.12.04	To Another Entity

Share Purchases	Nil	—

Other	201,384,527	—

Note:

(1)
Under applicable Canadian securities law, routine indebtedness is not reportable.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC has extensive guidelines, policies, procedures and standards all of which comprise the corporate governance framework at CIBC. This framework assists the Board in fulfilling its primary obligation to supervise the management of CIBC's business and affairs. The Board understands that governance standards and requirements are continually evolving. In this regard, the Board has undertaken several initiatives relating to the composition and activities of the Board and its committees during 2004, as well as the extensive Board renewal work described in CIBC's 2004 Annual Accountability Report on pages 167 to 174. This report has been mailed to shareholders with this Circular and is also available at www.cibc.com.

Governance Framework

The Board has charged the Corporate Governance Committee with reviewing CIBC's governance framework and CIBC's governance activities. In doing so, the Corporate Governance Committee takes into account emerging trends in governance, regulatory requirements and best practices. An overview of the governance framework that guides the Board and management is attached to this Circular as Schedule "B" on page 42.

Governance Benchmarking

CIBC's management and the Corporate Governance Committee monitor pending regulatory developments and benchmark CIBC's corporate governance practices against best practices and governance regulatory requirements of the CSA, the TSX, the SEC and the NYSE. In this regard, CIBC employees have been working to document and assess the effectiveness of CIBC's internal financial controls in accordance with section 404 of the U.S. Sarbanes-Oxley Act of 2002. This extensive work allowed CIBC to meet the management reporting requirements of section 404 a year earlier than required by law. This work also facilitated a report by CIBC's auditor, E&Y, on CIBC's financial statements and internal controls under standards of the Public Company Accounting Oversight Board (United States). In addition, CIBC's Chief Executive Officer and Chief Financial Officer file certificates on the accuracy of CIBC's annual and interim financial reports with the SEC and the securities commissions in Canada.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

Effective November 1, 2004, CIBC purchased at its expense a blended insurance program that includes Directors and Officers Liability Insurance under two policies. The first policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $400,000,000 per claim and in the aggregate for the twelve-month period ending October 31, 2005. There is no deductible.

        The second policy applies when the law permits or requires CIBC to indemnify the directors and officers and provides payment on behalf of CIBC to the extent that indemnification was granted. This policy has a limit of $300,000,000 for each loss or claim and in the aggregate, also for the twelve-month period ending October 31, 2005. Under the blended insurance program, limits for this policy are also subject to reduction based on paid losses in other sections. The limit is in excess of a self-retention or deductible of $25,000,000 for each loss or claim. Premiums paid by CIBC include approximately $5,000,000 per annum relating to these Directors and Officers Liability Insurance policies.

NORMAL COURSE ISSUER BID

CIBC's current normal course issuer bid commenced on December 24, 2004 and is scheduled to terminate on December 23, 2005. CIBC intends to repurchase, from time to time until December 23, 2005, up to an aggregate of 17,000,000 of CIBC's issued and outstanding common shares in accordance with the requirements of the TSX. A copy of CIBC's Notice of Intention to make a Normal Course Issuer Bid filed with the TSX is available to any shareholder of CIBC, without charge, upon request to the Corporate Secretary at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

AVAILABILITY OF INFORMATION

You may request a copy of the following documents, at no charge, from Corporate Secretary's Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2:

  (1)
  CIBC's Annual Information Form for the year ended October 31, 2004 along with copies of pages incorporated from CIBC's 2004 Annual Accountability Report;

  (2)
  CIBC's comparative annual financial statements for the year ended October 31, 2004 along with the accompanying auditor's report and any subsequent interim financial statements CIBC has filed with securities regulators; and

  (3)
  This Circular.

COMMUNICATING WITH THE BOARD

Shareholders who would like to communicate with the Board should direct their communications to: CIBC, Corporate Secretary, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

DIRECTORS' APPROVAL

The Board has approved the contents and sending of this Circular to the shareholders.

Michelle Caturay
Corporate Secretary
January 6, 2005

SCHEDULE "A"

SHAREHOLDER PROPOSALS

The following seven proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

        Proposal Nos. 1 and 2 have been submitted by Mr. Yves Michaud, 4765, Meridian Avenue, Montréal, Québec, H3W 2C3, telephone: (514) 487-1849, e-mail: yvesmichaud@sympatico.ca.

        Proposal Nos. 3 to 5 have been submitted by The Association for the Protection of Québec Savers and Investors Inc. ("APEIQ"), 82 Sherbrooke Street, West, Montréal, Québec, H2X 1X3, telephone: (514) 286-1155, e-mail: admin@apeiq.com.

        Proposal Nos. 6 and 7 have been submitted by Mr. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, telephone: (519) 574-0252.

PROPOSAL NO. 1

It is proposed that the Bank start closing its branch(es) in tax havens.

Mr. Michaud has submitted the following statement in support of his proposal:

Tax havens represent a serious threat to a sound capitalism by facilitating tax evasion and scams, as well as illegal activities of money laundering and other financial transactions carried out by criminals.

        All Canadian taxpayers suffer from this situation. To encourage this practice and to participate in it, as the banks do, is to deprive Canada and the Federated States from income that would have otherwise gone straight to health, education, research and economic development. In April 2001 OECD published a report on the offshore centres, in which member states are asked to "establish measures to limit the distortions that damaging tax competition introduces in investment decisions and their consequences on national taxation". Denis Desautels, previous Auditor General of Canada and Mrs. Sheila Fraser raised serious issues related to the tax agreements signed with countries that practice damaging tax competition, such as Barbados, the Bahamas and Bermuda.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As a global public company, CIBC's primary goal is to maximize the value we generate for our shareholders while fulfilling our legal, regulatory, social and environmental responsibilities. CIBC agrees that it should not be used by or make its services available to assist tax evaders and others in the conduct of illegal activities. To that end, CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries within which it carries on business and follows strict procedures under its Global Reputation and Legal Risk Policy. CIBC also supports the need for all countries in the world, including so-called tax havens, to develop laws and regulations that impede and prevent illegal activity, rather than facilitate it. CIBC will continue to support the development of these laws.

PROPOSAL NO. 2

It is proposed that the Board of Directors of the Bank set a maximum salary level for senior executives of the Bank and its Branches, including any form of compensation and benefits.

Mr. Michaud has submitted the following statement in support of his proposal:

The indecent compensation of senior executives is outrageous to dozens, even hundreds and thousands of shareholders who are powerlessly witnessing a veritable scramble for enrichment without cause, which is not connected to the real progress of the company. "The market economy relies on a myth for the biggest profit of some insiders, writes Kenneth Galbraith in his latest book THE ECONOMICS OF INNOCENT FRAUD – TRUTH FOR OUR TIME. Company executives are the only ones who may set their own salaries at extra-ordinary levels. In this world of fools, the apathy of the stock market watchdog, the powerlessness of shareholders, the collusion of interests and incompetence of a high number of financial experts seem unlikely to reverse the trend."

        Extravagant compensation leads executive into a permanent temptation of putting their personal interest before those of the shareholders. The reports of the so-called compensation experts, unknown to the shareholders, are a con. They are interested in going in the same direction as the management, and so are the members of the Compensation Committee. The first mandate of the members of the Board of Directors is to see that the interests of the shareholder are protected. In this respect, they must end this crazy run for more and more outrageous and provocative compensation.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board believes CIBC's compensation methodology is appropriate for setting the compensation and benefits of CIBC's executives. The Board has delegated to the Management Resources and Compensation Committee the responsibility for the oversight and review of management's policies and practices relating to CIBC's human resources. As part of this mandate, the Committee reviews and approves CIBC's compensation programs. In reviewing these programs, the committee considers their alignment to CIBC's strategic goals and business strategies, and their ability to attract, retain and develop the very best people to support maximizing shareholder value.

        The Committee's guiding philosophy on senior executive compensation is that pay should be directly aligned with performance, as well as structured to be competitive with market practices so that CIBC is able to hire and retain qualified and experienced executives. Underlying CIBC's compensation process is a structured performance measurement assessment process for business lines and individuals. The Committee reviews CIBC's performance quarterly, and conducts a more formal review of the performance of CIBC and of its key executives on an annual basis at fiscal year end.

        The Committee also solicits the independent advice of third party consultants on compensation levels in the competitive markets in which CIBC operates, and within the context of financial performance. This independent advice validates the review process of both financial and compensation information conducted by the Committee. The Committee is satisfied that the compensation policies are aligned with CIBC's performance and reflect Canadian and North American, where applicable, market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives and the Committee will continue to assess the effectiveness of CIBC's compensation philosophy with this in mind.

PROPOSAL NO. 3

It is proposed that CIBC limit to 10 the number of years for which an independent director may sit on the board of directors.

The APEIQ has submitted the following statement in support of its proposal:

The complexity of the economical, technological and political environments in which a business operates requires a learning curve from new directors. Therefore it is normal for a director to sit on the board for a number of years after acquiring a good understanding of the corporate issues.

        Change is also part of the development of a company. In this regard, it is in the interest of companies to regularly revitalize their board of directors by calling on people who not only bring new skills to the table but are capable of analyzing the challenges faced by the company with a certain detachment. Warren Buffet, who has a profound understanding of the workings of boards of directors, has often denounced the spirit of conformity that reigns in board rooms and has stressed the problems related to the loss of objectivity and critical judgement of directors. The constant renewal of independent directors works against the harmful effects of prolonged participation on a company's board of directors, including a dulled sense of perception and analytical capability and inhibition without expressing views that may inconvenience colleagues and directors.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As disclosed in CIBC's 2004 Annual Accountability Report, the Board approved a formal director tenure policy during 2004. The policy is designed to provide guidance to the Board and the Corporate Governance Committee on the factors affecting the duration of a director's tenure with the Board. These factors include circumstances which would trigger a director's resignation, affect a director's re-election or result in a director's retirement from the Board. The policy is outlined in more detail on page 45 of this Circular. Under the policy, a director retires at the earlier of the age of 70 or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the last annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term or reaching 70 if it is in the best interests of CIBC to do so. As the Director Tenure Policy was being developed, the Corporate Governance Committee considered shorter terms, specifically 10 years and 12 years. On balance, it was determined that a 15 year term recognized the extensive commitment to understand and contribute to the strategic development of a diverse financial institution and was, therefore, appropriate for a large public company like CIBC with complex global business operations. The Board believes this policy is a leading governance practice in Canada that strikes the appropriate balance among the goals of accountability, good governance and reasonable Board operation for a financial institution.

PROPOSAL NO. 4

It is proposed that CIBC institute the mechanism of cumulative voting to elect members to the board of directors, thus giving minority shareholders a much more active role in the appointment of directors.

The APEIQ has submitted the following statement in support of its proposal:

Electing members to the board of directors is one of the fundamental rights of shareholders. Standards of good governance adopted by many countries encourage the improvement of the process of choosing and electing directors. The cumulative vote is a provision under Canadian law to encourage the expression of the wishes of minority shareholders in the process of electing the directors of a corporation. This mechanism allows the casting of all the votes or part of the votes held by a shareholder for one or more candidates for the different director's positions in a corporation. For shareholders to be able to exercise the cumulative vote, a company must institute the mechanism. In view of the board of directors' responsibilities in the choice of the senior executive and its duty to safeguard the interest of the company's shareholders, it is indispensable for shareholders to be able to participate in the choose of the directors of business companies much more actively.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board believes that cumulative voting would not be in the best interest of the Bank or its shareholders and that the current voting system is the most appropriate one for the election of directors.

        Cumulative voting means that each shareholder would receive a number of votes equal to the number of shares owned by the shareholder multiplied by the number of nominees. A shareholder could direct those votes to one or more of the nominees put forward in the proxy circular. For example, if a shareholder had one share and 20 nominees were put forward for election, the shareholder would have 20 votes and could direct all of those votes to one candidate. A director elected under the cumulative voting system might regard himself or herself as representing the special interests of the particular group responsible for the director's election. This system introduces potential factionalism and discord, adversely affecting the ability of the Board to work together effectively in the best interest of CIBC and its shareholders as a whole. The Board believes that, as a matter of good governance, there should be no question as to whether a director is acting for the benefit of all shareholders or as the representative of a special group.

        Presently, CIBC shareholders are entitled to one vote per share. When voting, shareholders may cast their votes in favour of a nominee put forward in the proxy circular or withhold their votes from that nominee. This voting system is in accordance with the Bank Act and is the most common practice among major North American public companies. In addition, the Board has a disciplined nomination process in place with the objective of achieving a balanced, effective board. For more detail on this process, see "Election of Directors – Nomination Process" on page 4 of this Circular and "Statement of Corporate Governance Practices: CIBC Governance Framework – Director Qualifications and Independence" on page 42 and "Director Tenure" on page 45. The Board believes the current system fosters the ability of the Board to act for the benefit of CIBC and its shareholders as a whole and is more consistent with good governance.

PROPOSAL NO. 5

It is proposed that CIBC replace the executive share purchase option plan with a restricted share plan, in which shares must be held for at least two years.

The APEIQ has submitted the following statement in support of its proposal:

Share purchase option plans must be eliminated because they have contributed to undermining the credibility of corporate compensation policies. These plans are not equitable towards shareholders and it has been shown that share purchase option plans are not compatible with long-term management.

        From the shareholders' point of view, awarding restricted shares would motivate executives to manage as owners with a more long-term vision. In addition, the cost of executive compensation would be more easily identifiable in the financial statements. It is important to award restricted shares that must be held for at least two years, requiring executives to hold on to them for a minimum period before trading them. This way executives will be less inclined to seek short term profit. This is why a number of U.S. companies have chosen to replace share purchase option plans with restricted share plans.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC's Employee Stock Option Plan (ESOP) is an important component of CIBC's overall compensation program. In addition to stock options, CIBC uses restricted shares to provide a balance of equity compensation. Each form of equity compensation provides distinct benefits. Stock options remain a legitimate and competitive compensation tool – offering rewards and leverage for share price appreciation performance. Restricted shares provide the recipient with a value upon vesting. The elimination of the stock option program would unduly handicap CIBC in its efforts to attract, retain and motivate top financial industry professionals.

        Over the last several years, CIBC has taken a balanced approach to the design of equity components of compensation and was among the first to introduce a restricted share plan. In 2002, CIBC early adopted, effective November 1, 2001, the requirements of CICA section 3870, "Stock Based Compensation and Other Stock-Based Payments" which means that CIBC now expenses the fair value of stock options over the applicable vesting period.

        As a result of continual market changes, CIBC has reduced the use of options and will continue to align the use of options to market competitive levels. This year, CIBC's equity program has a distribution split of 15/85 percent between options and restricted shares. Even though CIBC has reduced its use of stock options considerably, the use of stock options continues to promote the alignment of interests of senior executives with those of the shareholder and assists in retaining and attracting competent and experienced employees.

        It is important to note that in December 2002 CIBC adopted Executive Share Ownership Guidelines, which set out the level of CIBC shares to be held by executives appropriate to the executive's position and compensation. This guideline assists in further aligning the interests of executives with those of shareholders. The Named Executive Officers currently have equity ownership in excess of those guidelines. Executives who have not accumulated the minimum share holdings are discouraged from selling shares acquired under CIBC's compensation plans until the ownership guidelines have been met.

        CIBC and the Board continue to support the use of equity incentives, including stock options, as a component of CIBC's total compensation for executives as they are intended to provide long-term incentive that encourages executive retention and directly aligns executive compensation with shareholder interests.

PROPOSAL NO. 6

Candidates for Director must receive at least 75% support. Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an "A" grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Bank Act: If fewer than seven Directors receive the support of 75% of the voting shareholders, then the required minimum of seven shall be determined by those who receive the most votes, in accordance with section 167 (1) of the Bank Act, even if more than 25% of voting shareholders have withheld their support.

Mr. Verdun has submitted the following statement in support of his proposal:

The Bank Act clearly intends that Directors should be chosen in contested elections. However, as long as standard corporate practice precludes truly-democratic elections, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation has a bylaw that requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors who earn only a "B" grade from the company's owners, the shareholders of this Bank should accept nothing less than an "A" standard. This Bank does not want to find itself in a position similar to that of the Bank of Nova Scotia, which last year "elected" Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.

The Board recommends that shareholders vote AGAINST this proposal

Board and Management Statement:

Management and the Board believe that this proposal would not be permitted to be implemented by CIBC under the Bank Act, based on advice from external legal counsel. Unlike a number of other corporate statutes, section 167(1) of the Bank Act provides that the directors elected for banks that do not have cumulative voting will be those individuals who receive the most votes cast. More importantly, CIBC's proxy form gives shareholders the option of voting for individual directors or withholding their vote for a particular director. This approach is considered best practice from a corporate governance perspective. The Board believes that a shareholder's ability to withhold a vote for a particular director sends an important message to the Board on its composition.

PROPOSAL NO. 7

Directors who change principal occupation shall resign. Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, it shall be the policy of the Bank to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. The Board shall have the discretion to decline the resignation in the case of an individual who has already been given a major leadership position, such as chairing the Board itself or the Bank's audit committee, in order to ensure continuity in a key role.

Mr. Verdun has submitted the following statement in support of his proposal:

Expanding on any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board's nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual's current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual's continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Bank in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As disclosed in CIBC's 2004 Annual Accountability Report, the Board approved a formal director tenure policy during 2004. The policy is designed to provide guidance to the Board and the Corporate Governance Committee on the factors affecting the duration of a director's tenure with the Board. These factors include circumstances which would trigger a director's resignation, affect a director's re-election or result in a director's retirement from the Board. The policy is outlined in more detail on page 45 of this Circular. Under the policy, the circumstances in which a director's resignation should be tendered include a material change in the status of a director's employment. The Corporate Governance Committee has authority to determine whether it is in the best interests of CIBC to accept a director's resignation. This discretion is important. It enables the Committee to fulfill its role in overseeing the performance of the Board and its committees by allowing the Committee to assess the impact of the change on any potential conflict of interest and the director's ability to continue fulfilling his or her obligations as a director of CIBC. The Board believes good governance requires such an assessment so that a director who would continue to be a valuable Board member is not lost as a result of an inflexible policy.

The shareholders identified below agreed to withdraw shareholder proposals based on confirmation of the Bank's practices, commitments and policies.

1.
The Association for the Protection of Québec Savers and Investors Inc. withdrew a proposal based on the audit fee disclosure CIBC has provided and continues to provide in its Circular.

2.
Real Assets Investment Management Inc. withdrew a proposal on disclosure of current policies, practices and strategies to reduce the risk impacts of climate change on CIBC's key business areas, in recognition of CIBC's commitment to assess the business risks associated with climate change and its intention to expand the scope of reporting with respect to these risks as they become more clearly defined.

3.
Mr. Robert Verdun withdrew two proposals:

(a)
The holders of credit cards issued by the Bank are important clients of the Bank. The Bank shall respect the rights of its client cardholders at all times. If there are policies under international agreements which the Bank believes are unfair to its cardholders, the Bank shall put forth its best efforts to have the policies corrected. Merchants submitting claims for payment through cardholders' accounts shall be held to the agreed upon standards of timeliness and ethical practices.

(b)
The Bank will cause the mutual funds managed by it and its subsidiaries to comply with any proxy voting disclosure requirements. Under draft requirements which the Bank expects will be effective in Spring 2005, a mutual fund will be required to disclose its policies and procedures to be followed in determining whether and how to vote securities owned by the fund, and to make available its proxy voting record. The Bank has been preparing for the effective date of these requirements by developing policies and procedures and working on systems to facilitate such disclosure in a clear and timely manner.

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES: CIBC GOVERNANCE FRAMEWORK

Management and the Board believe CIBC complies with the corporate governance guidelines of the TSX and the corporate governance rules of the NYSE. There is one significant difference between CIBC's governance practice and the NYSE corporate governance rules relating to the approval of equity compensation plans. CIBC complies with the TSX rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value.

        CIBC's statement of corporate governance practices describes the governance framework that guides the Board in fulfilling its primary obligation to supervise the management of CIBC's business and affairs. This statement has been reviewed by the Corporate Governance Committee and approved by the Board.

1. Governance Structure

This diagram provides a snapshot of CIBC's governance structure.

2. Key Governance Documents

There are many policies and procedures that support the governance framework at CIBC. The following Board approved documents are reviewed annually and constitute key components of CIBC's governance framework. They are available at www.cibc.com.

• Statement of Corporate Governance Practices: CIBC Governance Framework • Board of Director Independence Standards • Mandate of the Board of Directors • Mandate of the Chief Executive Officer	• Mandate of the Chairman of the Board • Mandate of the Board Committees • Code of Ethics for Directors • Code of Conduct for Employees

3. Board Responsibilities

The Board is responsible for supervising the management of CIBC's business and affairs. The Board, (directly and through its committees and the Chairman of the Board), provides direction to senior management (through the Chief Executive Officer), to pursue the best interests of CIBC. The Mandate of the Board of Directors sets out the key responsibilities of the Board in fulfilling its stewardship role and includes duties relating to:

•
Strategic planning – the Board reviews and approves CIBC's strategic planning process and annual strategic plan in light of management's assessment of emerging trends, the competitive environment, risk issues and significant business practices and products;

•
Risk management – the Board (with assistance from the Risk Management Committee and the Audit Committee) reviews management reports on material risks associated with CIBC's businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems;

•
Human resources management – the Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC's approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

•
Corporate governance – the Board (with assistance from the Corporate Governance Committee and the Risk Management Committee) reviews CIBC's approach to corporate governance, director independence, CIBC's code of ethics and conduct, and policies relating to reputation and legal risk;

•
Financial information – the Board (with assistance from the Audit Committee) reviews CIBC's internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC's financial information and systems;

•
Communications – the Board reviews CIBC's overall communications strategy, measures for receiving shareholder feedback and compliance with CIBC's disclosure policy;

•
Board committees – the Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting;

•
Director development and evaluation – the Board (with assistance from management, the Chairman of the Board and the committees) develops director orientation programs and continuing development programs for directors and evaluates the performance of the Board, its committees and each director.

        The Mandate of the Board of Directors is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Board's responsibilities, the Mandate of the Board of Directors is available at www.cibc.com.

4. Director Qualifications and Independence

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which addresses qualifications, number of directors, affiliation of directors and Canadian residency requirements. The qualification standards of CIBC's Board are also affected by the requirements of the TSX, the NYSE and the U.S. Sarbanes-Oxley Act of 2002.

•
Independence standards.

  The Board approved independence standards, which require a substantial majority of its directors to be independent. The same independence standards apply to the Board's four committees. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. In addition, the Audit Committee must satisfy additional criteria outlined in that committee's mandate.

  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A "material relationship" is a relationship, which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement and includes an indirect material relationship. A director who is considered to be independent is unrelated for the purpose of the TSX corporate governance guidelines. In determining whether a director is independent, the Board applies specific standards derived from the Affiliated Persons Regulations under the Bank Act (Canada), the NYSE corporate governance rules and the TSX corporate governance guidelines.

  The Board makes a determination concerning the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC's information proxy circular. If a director joins the Board mid-year, the Board makes a determination on the new director's independence at that time.

•
Independence of nominees for election in 2005:

  Based on the results of independence questionnaires completed by each nominee, the Board affirmatively determined that 16 of the 18 nominees proposed for election as directors at the Meeting have no material relationship with CIBC and are therefore independent. The nominees are listed on pages 6 to 14 of this Circular. The Board determined that Mr. Hunkin is not independent because he is the Chief Executive Officer of CIBC and Mr. Grant is not independent because of payment for legal services billed to CIBC by the law firm of which he is a partner.

•
Common board memberships.

  The Board has not adopted a formal policy limiting the number of directors who sit on the same board of another public company but believes disclosure of common board memberships is important. There are two CIBC directors who are members of the same board of another public company. Mr. Snyder is a director and President and Chief Executive Officer of TransAlta Corporation and Mr. Giffin is a director of TransAlta Corporation.

•
In camera sessions:

  The Board and each of the committees meet regularly without management present. The Chairman of the Board conducts these sessions at Board meetings and the chair of each committee conducts them at committee meetings. At least once a year, the Chairman of the Board conducts a session attended only by non-executive directors. During 2004, the Board and the committees met as set out below:

	Meetings held	Meetings held without management

Board	24	12

Audit Committee	12	7

Corporate Governance Committee	11	10

Management Resources and Compensation Committee	8	6

Risk Management Committee	11	7

•
Other director qualifications:

  As part of its responsibility for identifying and recommending candidates to the Board for election and re-election as directors, the Corporate Governance Committee has developed a competency matrix to facilitate its review of the qualifications of director candidates and existing directors. The matrix outlines the desired complement of directors' skills and characteristics based on CIBC's current and anticipated needs under broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. This matrix is reviewed and updated annually to reflect the Committee's assessment of the current needs of the Board and the strategic priorities of CIBC. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. The Committee then identifies any gaps, which assist the Committee in its search for new candidates. In considering the nomination of a director for re-election to the Board, the Corporate Governance Committee looks at a number of factors including, without limitation, a director's qualifications under applicable law, material change in employment and meeting attendance record.

5. The Chief Executive Officer

The Chief Executive Officer ("CEO") must be a member of the Board under the Bank Act. The primary functions of the CEO are to lead the management of CIBC's business and affairs and to lead the implementation of the resolutions and the policies of the Board. The Mandate of the Chief Executive Officer sets out the CEO's key responsibilities, including duties relating to strategic planning, the operational direction of CIBC, Board interaction, succession reporting and communicating with shareholders. The Mandate of the Chief Executive Officer is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the CEO's responsibilities, the Mandate of the Chief Executive Officer is available at www.cibc.com.

6. The Chairman of the Board

The Chairman of the Board is a non-executive director and meets the Board's independence standards. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board's responsibilities under its mandate. The Mandate of the Chairman of the Board sets out the Chairman's key responsibilities, including duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing in-put on potential director candidates, providing feedback to the CEO and communicating with shareholders and regulators. The Mandate of the Chairman of the Board is reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Chairman's responsibilities, the Mandate of the Chairman of the Board is available at www.cibc.com.

7. The Board Committees

The Board has four committees. Each committee has a mandate, which is reviewed by the Corporate Governance Committee and considered by the Board for approval each year.

        The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of CIBC's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC's compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; reviewing the qualifications, independence and performance of CIBC's internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries. The Committee has specific responsibilities relating to CIBC's financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on CIBC; and CIBC's whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and key management members, such as the Chief Financial Officer, the Chief Administrative Officer, the Chief Auditor and the General Counsel.

        The Risk Management Committee has the primary function of assisting the Board in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC's principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, balance sheet and liquidity risks; credit delegation; CIBC's reputation and legal risks policy; and the design, mandate and effectiveness of CIBC's independent risk management services.

        The Management Resources and Compensation Committee has the primary function of assisting the Board in fulfilling its supervisory responsibilities in relation to CIBC's human resource policies and practices. The Committee has specific responsibilities relating to reviewing the performance goals of the CEO, reviewing the performance and compensation of the CEO, reviewing the appointment and compensation of other key senior management positions; succession planning for the CEO and other key senior management positions; reviewing CIBC's compensation principles, policies and plans; fulfilling certain duties relating to CIBC's pension funds and pension plans; and providing the Report on Executive Compensation in CIBC's management proxy circular.

        The Corporate Governance Committee has the primary functions of assisting the Board in fulfilling its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC under the Bank Act (Canada). The Committee has specific responsibilities relating to reviewing CIBC's governance framework, activity and disclosure; the composition and performance of the Board and its committees; succession planning for the CEO; reviewing compliance with CIBC's Code of Conduct for employees and Code of Ethics for directors; and reviewing policies that impact reputation risk.

        The Board appoints a chair for each committee with responsibility for presiding over all meetings of that committee, coordinating compliance with the committee's mandate, working with management to develop the committee's annual workplan and providing the Board with reports of the committee's key activities.

        During 2004, all members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee met the Board's independence standards; and a substantial majority of the members of the Risk Management Committee met the Board's independence standards. Members of the Audit Committee also met additional criteria outlined in that committee's mandate. CIBC's 2004 Annual Accountability Report identifies each committee's members and lists the committee's key accomplishments during 2004. The mandate of each committee is available at www.cibc.com.

8. Director Tenure

The Board approved a director tenure policy and reviews it annually. The policy is designed to provide guidance to the Board and the Corporate Governance Committee on the factors affecting the duration of a director's tenure with the Board. In accordance with the Bank Act and CIBC's By-laws, a director may be elected by shareholders or appointed by directors for a term that ends at the close of the next annual meeting of shareholders.

•
Resignation of a director.

  To facilitate the role of the Chairman of the Board and the Corporate Governance Committee, the policy requires a director to provide a notice of resignation to the Chairman of the Board in certain circumstances. These circumstances include but are not limited to no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Chairman of the Board forwards a notice of resignation to the Corporate Governance Committee for review so that the Committee may make a recommendation to the Board at the next scheduled meeting to accept or reject the resignation.

•
Factors affecting re-election of a director.

  The Corporate Governance Committee, as the nominating committee for CIBC, has responsibility for identifying candidates for re-election to the Board. Under the policy, the Corporate Governance Committee considers a number of factors including but not limited to qualifications under applicable law, material change in employment and meeting attendance record.

•
Retirement age and maximum term.

  Under the policy, a director retires at the earlier of the age of 70 or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the last annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term or reaching 70 if it is in the best interests of CIBC to do so.

•
Meeting attendance record.

  The policy encourages a director to attend all meetings of the Board of Directors but a director is expected to attend at least 75% of the meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director's control prevent the director from doing so.

9. Board Size

The Corporate Governance Committee has responsibility for reviewing the effectiveness of the Board and in that regard considers the composition and size of the Board. In doing so, the committee balances size with the desired complement of directors' skills and characteristics based on CIBC's current and anticipated needs under broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. Based on the Corporate Governance Committee's recommendation, the Board has approved putting forward the 18 nominees for election listed on pages 6 to 14 of this Circular as directors at the Meeting.

10. Director Compensation

The Corporate Governance Committee reviews and recommends for Board approval, CIBC's director compensation policy and practices. The Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and levels, particularly in light of the number of meetings and amount of time required to be spent by the directors to fulfill their Board and committee obligations. The review of CIBC's director compensation includes benchmarking against other large public companies in both Canada and the U.S., including the major banks in Canada. The Board has a guideline in place that all directors are expected to acquire common shares of the Bank having a value of not less than $300,000, within five years of becoming a director.

11. Board Access to Management and External Advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC. During 2004, each committee retained an independent advisor on certain matters related to the committee's work.

12. Director Orientation and Continuing Education

CIBC has an orientation program for new directors under which a new director meets separately with each of the Chairman of the Board, the Chief Executive Officer, members of the Senior Executive Team and the Corporate Secretary. A new director is presented with a director manual that reviews Board policies and procedures; CIBC's current strategic plan, financial plan and capital plan; the most recent annual and quarterly report; and materials relating to key business issues. The Board of Directors' website is an important component of this orientation program, providing an on-line reference library for directors with key contact information and a complete repository of policies and procedures affecting the operation of the Board. An important Board policy is the Code of Ethics and a new director is asked to acknowledge in writing that he or she has reviewed the Code of Ethics and agrees to abide by its terms.

        The chair of each committee is responsible for co-ordinating orientation and continuing director development programs relating to a committee's mandate. Each of the committee chairs instituted a learning program that focuses on topics that are relevant to the committee's mandate. CIBC pays any travel and attendance costs for these programs. Certain committees have also instituted on-line learning modules for members on topics relevant to the committee's mandate. In addition, the Chairman of the Board or the chair of a committee arranges for presentations to the Board or a committee on topics in which directors have expressed an interest. During 2004, special interest topics for the Board and its committees included risk management and executive compensation.

13. Management Succession

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the Chief Executive Officer, the Chief Financial Officer and other key senior management positions. At least annually, the Board reviews the succession plans for these positions with the assistance of the Management Resources and Compensation Committee and the Corporate Governance Committee.

        The Management Resources and Compensation Committee is responsible for reviewing the succession plan for the Chief Financial Officer and other key senior management positions. The Audit Committee, in consultation with the Management Resources and Compensation Committee, is responsible for reviewing the succession plan of CIBC's Chief Financial Officer, the Chief Auditor, the Controller and the Chief Accountant. The Corporate Governance Committee is responsible for reviewing the succession plan of the Chief Executive Officer.

        The Chief Executive Officer's role in succession planning is to present succession plans for certain positions annually to Board committees for review and then to the Board for approval. He presents the succession plan for the Chief Financial Officer and other key senior management positions to the Management Resources and Compensation Committee. In addition, he presents the succession plan for the chief executive officer position to the Corporate Governance Committee.

14. Disclosure Policy

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Board is responsible for reviewing management's compliance with CIBC's disclosure policy and for reviewing and approving material changes to that policy. The Board is also responsible for reviewing CIBC's overall communication strategy.

15. Annual Performance Evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegated this function to the Corporate Governance Committee which, under its mandate, is required to conduct an assessment of the Board annually. The Corporate Governance Committee may retain an external consultant to assist in conducting this assessment.

        During 2004, as in previous years, the Board underwent an extensive self-assessment process, facilitated by an external consultant specializing in governance. The assessment covered the Board, each Board committee, the Chairman and the Chief Executive Officer. The consultant developed separate and tailored questionnaires for each of these parties to assist in reviewing their performance against their mandate and other criteria recommended by the consultant. The questionnaires covered a range of dimensions, such as overall performance of the Board; Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; Chief Executive Officer performance evaluation; Board membership; director competencies; Board processes and director involvement. The consultant also interviewed each Board member individually. The data obtained from the questionnaires and the individual interviews was compiled, analyzed and scored by the consultant, culminating in a formal assessment report to the Board. This formal assessment report assists the Board in its self-assessment.

        Following the formal assessment process, the Chairman conducts his annual one-on-one meeting with each director to discuss the director's performance and development needs.

        The assessment report identifies opportunities for development, which then form the basis of action plans for improvement. Action plans for 2004 were developed by the Board committees, the Chairman, and the Chief Executive Officer, and then reviewed and approved by the Board. Progress against these plans is monitored by the Corporate Governance Committee.

16. CIBC Code of Conduct and Code of Ethics

The CIBC Code of Conduct applies to all CIBC employees (full-time, part-time, casual and contract), including those employed by subsidiaries, in all countries where CIBC does business. The principles outlined in this document are intended to:

•
establish a minimum global standard of conduct by which all CIBC employees are expected to abide;

•
protect the business interests of CIBC, its employees and customers;

•
maintain CIBC's reputation for integrity; and

•
facilitate compliance by CIBC employees with applicable legal and regulatory obligations.

        The Code of Conduct addresses honesty and integrity, following the law, conflicts of interest, workplace behaviour, providing service to CIBC customers, confidentiality, privacy and protecting CIBC's assets.

        The CIBC Code of Ethics applies to all members of the Board serving as directors. The principles outlined in this document are intended to:

•
codify a standard of conduct by which all Directors are expected to abide;

•
protect the business interests of CIBC;

•
maintain CIBC's reputation for integrity; and

•
facilitate compliance by CIBC's directors with applicable legal and regulatory obligations.

        The Code of Ethics addresses matters that are similar to those addressed in the Code of Conduct.

        Each year, the Corporate Governance Committee reviews these codes, the process for administering the codes and compliance with the codes. Any changes to the codes are considered by the Board for approval. The Code of Conduct for Employees and the Code of Ethics for Directors are available at www.cibc.com.

17. Communications with the Board

CIBC's management proxy circular explains how shareholders may communicate with the Board. Shareholders who would like to communicate with the Board should direct their communications to: CIBC, Corporate Secretary, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

Canadian Imperial Bank of Commerce
Head Office
Commerce Court
Toronto, Ontario
CANADA
M5L 1A2

Corporate Secretary's Division
199 Bay Street
Commerce Court West, 44th Floor
Toronto, Ontario, Canada, M5L 1A2
Telephone: (416) 980-3096
Telecopier: (416) 980-7012
Email: corporate.secretary@cibc.com

Printed in Canada on recycled paper

PROXY

The undersigned Shareholder of CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC") hereby appoints William A. Etherington, Chairman of the Board, or failing him, John S. Hunkin, Chief Executive Officer, or instead of either of them,                                       as proxyholder of the undersigned with power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of all other matters that may properly come before the ANNUAL MEETING OF SHAREHOLDERS (the "Meeting") to be held on February 24, 2005 and any adjournments thereof. This proxy form (the "Proxy") is solicited by and on behalf of management of CIBC.

The directors and management recommend shareholders vote FOR the matters below:
				Vote FOR	WITHHOLD from Voting
1. Appointment of auditor				☐	☐
2. Election as directors of the nominees listed below:
	Vote FOR	WITHHOLD from Voting		Vote FOR	WITHHOLD from Voting
01 – J.H. Bennett	☐	☐	10 – J.A. Grant	☐	☐
02 – G.F. Colter	☐	☐	11 – L.S. Hasenfratz	☐	☐
03 – P.M. Delbridge	☐	☐	12 – J.S. Hunkin	☐	☐
04 – W.L. Duke	☐	☐	13 – J.S. Lacey	☐	☐
05 – I.E.H. Duvar	☐	☐	14 – J. Manley	☐	☐
06 – W.A. Etherington	☐	☐	15 – C. Sirois	☐	☐
07 – A.L. Flood	☐	☐	16 – S.G. Snyder	☐	☐
08 – M.A. Franssen	☐	☐	17 – C.M. Trudell	☐	☐
09 – G.D. Giffin	☐	☐	18 – R.W. Tysoe	☐	☐
The directors and management recommend shareholders vote AGAINST the matters below:
		Vote FOR	Vote AGAINST
3a)	Shareholder Proposal No. 1	☐	☐
3b)	Shareholder Proposal No. 2	☐	☐
3c)	Shareholder Proposal No. 3	☐	☐
3d)	Shareholder Proposal No. 4	☐	☐
3e)	Shareholder Proposal No. 5	☐	☐
3f)	Shareholder Proposal No. 6	☐	☐
3g)	Shareholder Proposal No. 7	☐	☐
These Shareholder Proposals are set out in Schedule "A" to the accompanying Management Proxy Circular.

Date	Signature

This Proxy must be executed by the shareholder or by his/her attorney duly authorized in writing. If the shareholder is a body corporate, an estate, or trust, the Proxy must be executed by duly authorized officers or an attorney thereof, in which case each signatory should state the capacity in which he/she signs. If the Proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholder. The Proxy confers discretionary authority upon the person whom it appoints in respect of any variation or amendments or additions to the matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment thereof.

Shares represented by a properly executed Proxy will be voted or withheld from voting in accordance with the instructions marked on the Proxy. In the absence of shareholder instructions, shares represented by this Proxy will be voted FOR item 1, FOR each of the nominees listed in item 2 and AGAINST items 3a) to 3g).

Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated on this Proxy, to attend, vote and act for and on behalf of the shareholder at the Meeting. To exercise this right a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate proxy form.

THIS IS YOUR PROXY. PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.
IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE AND RETURN EACH ONE.

January 27, 2005

NOTICE TO ALL BENEFICIAL SHAREHOLDERS

National Instrument 51-102 of the Canadian Securities Administrators relating to continuous disclosure requirements provides shareholders with the opportunity to elect annually to have their name added to CIBC's mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

CIBC has implemented an electronic delivery program. If you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice. (If you have previously provided your consent, it is not necessary to complete the reverse of this form.)

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC has implemented an electronic delivery program under which you, as a CIBC shareholder, may be notified that CIBC's quarterly financial statements and certain other corporate information is available on CIBC's website at www.cibc.com.

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company, (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
	1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Accountability Report (including Annual Financial Statements and Management's Discussion and Analysis), when permitted by law
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law
/*/ CIBC's Mailing List Card for the Quarterly Reports
/*/ Other corporate information about CIBC
	2.	I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
	5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
	8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
	9.	I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Beneficial Consent

January 27, 2005

NOTICE TO ALL REGISTERED SHAREHOLDERS

National Instrument 51-102 of the Canadian Securities Administrators relating to continuous disclosure requirements provides shareholders with the opportunity to elect annually to have their name added to CIBC's mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

CIBC has implemented an electronic delivery program. If you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice. (If you have previously provided your consent, it is not necessary to complete the reverse of this form.)

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC has implemented an electronic delivery program under which you, as a CIBC shareholder, may be notified that CIBC's quarterly financial statements and certain other corporate information is available on CIBC's website at www.cibc.com.

With your consent, CIBC will be able to make the information available to you electronically instead of sending you the information by mail. CIBC is subject to legal restrictions for certain documents listed below. To enable CIBC to provide increased convenience to shareholders, benefit the environment and reduce costs for the corporation, CIBC encourages its shareholders to take advantage of CIBC's electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to CIBC's transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. CIBC encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the reverse side of this form and return it to CIBC Mellon Trust Company; you do not have to complete the consent form below.

If you have any questions about CIBC's electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 or send an e-mail to inquiries@cibcmellon.com.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
	1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Accountability Report (including Annual Financial Statements and Management's Discussion and Analysis), when permitted by law
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law
/*/ CIBC's Mailing List Card for the Quarterly Reports
/*/ Other corporate information about CIBC
	2.	I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
	5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail by using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
	8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
	9.	I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Registered Consent

QuickLinks

SIGNATURES
Table of Contents
Fees Paid to Current Directors during the period November 1, 2003 to October 31, 2004
MEASURING PERFORMANCE
FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (Dividends Reinvested)
SUMMARY COMPENSATION TABLE
OPTION GRANTS DURING FINANCIAL YEAR ENDED OCTOBER, 31 2004
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2004 AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES
OPTIONS OUTSTANDING AND AVAILABLE FOR GRANT
Annual Pension Benefit
Indebtedness of Directors(1) and Executive Officers(2) under (1) Securities Purchase and (2) Other Programs
PROXY
NOTICE TO ALL BENEFICIAL SHAREHOLDERS
Consent to Electronic Delivery of Documents
NOTICE TO ALL REGISTERED SHAREHOLDERS
Consent to Electronic Delivery of Documents